UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934





                                  EDUVERSE.COM
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Nevada                                       88-0277072
----------------------------------------      ----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



           1135 Terminal Way
               Suite 209
              Reno, Nevada                               89502-2168
----------------------------------------      ----------------------------------
(Address of principal executive offices)                (Zip Code)


                    Issuer's telephone number: (775) 332-3325


           Securities to be registered under Section 12(b) of the Act:


                 None                                   Not Applicable
----------------------------------------      ----------------------------------
Title of each class to be so registered         Name of each exchange on which
                                                each class is to be registered


           Securities to be registered under Section 12(g) of the Act:


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                                (Title of Class)


                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----
NOTE REGARDING FORWARD LOOKING STATEMENTS.........................................................................2

ITEM 1        DESCRIPTION OF BUSINESS.............................................................................2

ITEM 2        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..............12

ITEM 3        DESCRIPTION OF PROPERTY............................................................................25

ITEM 4        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....................................25

ITEM 5        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.......................................26

ITEM 6        EXECUTIVE COMPENSATION.............................................................................28

ITEM 7        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................................................30

ITEM 8        DESCRIPTION OF SECURITIES..........................................................................30

PART II                                                                                                          32

ITEM 1        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
              MATTERS............................................................................................32

ITEM 2        LEGAL PROCEEDINGS..................................................................................32

ITEM 3        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS......................................................32

ITEM 4        RECENT SALES OF UNREGISTERED SECURITIES............................................................33

ITEM 5        INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................................................35

PART III                                                                                                         59

ITEM 1        INDEX TO EXHIBITS..................................................................................59


ITEM 1 DESCRIPTION OF BUSINESS


Note Regarding Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Company's limited operating history, competition, management of growth and integration, risks of technological change, the Company's dependence on key personnel, marketing relationships and third-party suppliers, the Company's ability to protect its intellectual property rights and the other risks and uncertainties described under "Description of Business - Risk Factors" in this Form 10-SB. Certain of the forward looking statements contained in this registration statement are identified with cross references to this section and/or to specific risks identified under "Description of Business - Risk Factors."

Overview


     The Company develops and markets software programs under several product names to assist non-English speaking students in learning spoken English. In addition to traditional "boxed" software available in retail stores, the Company has been delivering its software products via the Internet since the launch of its Internet-enabled product line in December 1998.

     The Company was incorporated in Nevada in 1991 under the name Ward's Futura Automotive, Ltd. The Company subsequently changed its name to Perfect Future, Ltd. and amended its articles of incorporation to authorize 5,000,000 shares of preferred stock, $0.001 par value. On December 22, 1997, the Company effected a 2.5:1 split of its issued and outstanding common stock. On June 16, 1998 the Company changed its name to EDUVERSE Accelerated Learning Systems, Inc. and on May 19, 1999, the Company changed its name to eduverse.com. The Company did not engage in any business operations from its inception until May 1998, when it acquired ESL PRO Systems, Inc., a Nevada corporation ("ESL PRO") and M&M Information and Marketing Services, Inc., a Nevada corporation ("M&M").

     On May 28, 1998, the Company purchased all the issued and outstanding capital stock of ESL PRO in exchange for 2,000,000 shares of the Company's common stock. ESL PRO presently owns a software license for some of the Company's current English teaching systems incorporated in the Company's ENGLISH PRO Version 6.2 software. On May 29, 1998, the Company purchased all the issued and outstanding capital stock of M&M in exchange for 7,000,000 shares of the Company's common stock. M&M presently owns to rights to certain technology designs and methods for designing and delivering advanced learning systems via the Internet. As a result of these acquisitions, the former shareholders of ESL and M&M, as a group, owned more than 50% of the issued and outstanding voting shares of the Company. Consequently, this business combination has been accounted for as a reverse acquisition whereby ESL and M&M are deemed to have been combined, on a continuity of interests basis, since their inception on May 5, 1998 and to have acquired the Company. Accordingly, the financial statements of the Company reflect the historical accounts of ESL and M&M since their inception at their historic net book values, and the accounts of the Company, comprising nominal net assets, at their estimated fair value at the time of the transaction

     On July 20, 1998, the Company formed EDUVERSE Accelerated Learning Systems (Canada), Inc., a British Columbia, Canada corporation ("EDUVERSE Canada"). EDUVERSE Canada operates the Company's development and marketing operations.

     The Company's common stock currently trades on the NASD Over-The-Counter-Market Bulletin Board ("OTCBB") under the symbol "EDUV." The Company's registered office is located at Suite 209, 1135 Terminal Way, Reno, Nevada 89502-2168 and its phone number at that address is (775) 332-3325. EDUVERSE Canada's principal executive offices are located at 2nd Floor, 1235 West Pender Street, Vancouver, British Columbia V6E 2V1 and its phone number at that address is (604) 623-4864.

Industry Background


     The market for educational software is relatively small, but growing. It is often described in two market segments: consumers and educational institutions. The Company competes in both of these segments. The factors driving the growth in the market include increasing penetration of personal computers in homes, expanding distribution channels for educational software, growth in consumer and educational publications featuring educational software and increased awareness of the potential of multimedia as an effective educational tool.

     The distribution channels for consumer educational software products have expanded significantly in recent years. Traditionally these products were sold through specialty software stores. Today, these products are increasingly sold through these and other distribution channels, including the Internet, computer superstores, consumer electronic stores, mass merchants, office supply, discount warehouse stores and bookstores. While the number of distribution outlets has increased, competition for retail shelf space and customer awareness has also increased due to growth in the numbers of products and publishers competing for that shelf space and awareness. The Company believes that, with proliferation of software titles and the corresponding decrease in the availability of retail shelf space, it becomes increasingly important to find alternative methods of offering educational software products to the public such as via the Internet or in educational settings.

     The market for educational software in educational institutions is also expanding and changing rapidly. School sales of educational software are being driven by growth in penetration of computers into schools, upgrades of the installed base to new multimedia computers, increases in the number of teachers trained to incorporate technology-based products into their curriculum and changes in governmental funding authorizations to encourage the use of technology-based instructional materials. In addition, educational institutions are increasingly requiring students to use particular software applications as part of their coursework requirements. The Company believes that distributors and vendors marketing to the educational software market in schools choose products on the basis of their educational content and the reputation of the publisher and its products among teachers and other educational professionals.

     The educational software industry has been characterized over the last few years by a high degree of consolidation, which favors companies with greater resources than the Company. This consolidation has provided certain of the Company's competitors with increased financial resources, marketing power and distribution capabilities. Larger companies that offer a wide range of products also may find it easier to gain access to shelf space than smaller companies, such as the Company, and they are more able to proliferate product offerings, including bundles and suites for a single low price. This strategy is used to dominate shelf space and may tend to reduce shelf lives and prices for individual products. Additional consolidation may tend to result in increased price competition for educational software products. In addition, in some cases, these competitors have invested heavily in marketing and delivering their products over the Internet.

eduverse.com

     The Company develops and markets software programs under several product names to assist non-English speaking students in learning spoken English. In addition to traditional "boxed" software available in retail stores, the Company has been delivering its software products via the Internet since the launch of its Internet-enabled product line in December 1998.

     The  Company's  core  software  products  feature   phonetic-based  English
language tutorial systems, which use multimedia presentations to help non-English speaking students learn English language pronunciation. The Company produces a shrink-wrapped version of its software called ENGLISH PRO, which is sold in retail stores at a suggested retail price of $29.99, an Internet-enabled version of its software called ENGLISH PRO Web Edition, which is available for free from the Company's web portal at http://www.freeENGLISH.com, and a network-enabled version of its software called ENGLISH PRO Network Edition, which is designed to be installed on private computer networks. Revenues are currently generated only from the sale of CD-ROM software packages. For the year ended December 31, 1998, 36% of the Company's software sales were derived from one customer. The Company anticipates generating revenues from its ENGLISH PRO Web Edition and ENGLISH PRO Network Edition products by charging fees for advertising that is placed within the ENGLISH PRO Web Edition and ENGLISH PRO Network Edition software. To date, the Company has not generated any revenues from the ENGLISH PRO Web

Edition and ENGLISH PRO Network Edition products. All of the Company's products operate only on Windows computers.

     The  Company   distributes  ENGLISH  PRO  in  retail  computer  stores  and bookstores. The Company distributes ENGLISH PRO Web Edition through its freeENGLISH.com Internet Web site and through Internet Service Providers ("ISPs") and Web portals. The Company plans to distribute its ENGLISH PRO Network Edition through corporate intranets and computer networks operated by educational institutions. Currently, the Company has an agreement with the Ministry of University Affairs in Thailand to offer its software products to university students in Thailand via the University Network in Thailand (UniNet), a proprietary computer network operated by the Ministry. The Company estimates that upon implementation of ENGLISH PRO Network Edition on the UniNet, approximately one million students in Thailand will have access to the Company's English language teaching software.

     The Company intends to further promote the sale and use of its educational software products by:

     o continuing to distribute its software products through traditional retail channels;

     o making its educational software products available free to Internet users; and

     o entering into agreements with foreign educational institutions and other operators of private computer environments to distribute its products on their proprietary networks.

     Distribution Through Traditional Retail Channels. The Company currently distributes its shrink-wrapped CD-ROM product, ENGLISH PRO, through traditional retail outlets, such as retail computer stores and bookstores, through the efforts of its in-house sales and marketing department and traditional distributors. The Company's ENGLISH PRO product line is marketed in the United States and Canada on an non-exclusive basis by Tri Synergy, Inc. and is also distributed in other countries by a number of non-exclusive distributors. The Company currently distributes its CD-ROM version of ENGLISH PRO through 500 retail outlets in North America and anticipates that over 1,000 retail outlets in North America will carry its products before the end of 1999.

     Free Distribution over the Internet. Since December 1998, the Company has distributed its Internet-enabled software ENGLISH PRO Web Edition free of charge from its Web portal at http://www.freeENGLISH.com. The Company plans to generate revenues on this product by charging fees for advertising that is placed within the ENGLISH PRO Web Edition software. In order to drive traffic to its freeENGLISH.com Internet Web site, the Company has established a freeENGLISH affiliate program pursuant to which ISPs, Web portals and other online sites have agreed to place a link to the Company's freeENGLISH.com Internet Web site on their Web sites in exchange for receiving a portion of the advertising revenues generated. Typically, an affiliate program participant is entitled to receive 10% - 15% of all revenue generated in this manner. In addition, under the program agreements, the affiliate program participants are entitled to share revenues generated from the sale of goods and services to the affiliate program participants' users by third-party Web sites with which the Company has signed an affiliate program agreement.

     As of August 24. 1999, the Company has affiliate program agreements with eight ISPs and five Web portals:

         Internet Service Providers / Location
         -------------------------------------

         Internet KCS -- Thailand
         Freeinet -- United States
         X-Steam -- United Kingdom
         eHola  --  Columbia, United States, Mexico, Argentina, Brazil, Chile,
                    Venezuela, Peru, Ecuador, Guatemala, El Salvador, Costa Rica and Panama.
         Xin Net Corp. -- China
         MDI Corp. --  Canada, Hong Kong, China.
         Infinet Group -- Canada
         MIMOS BERHAD -- Malaysia

         Web Portals / Location
         ----------------------

         African News Online -- United States
         CompuCollege School of Business -- Canada
         CIBT -- China
         2dobiz.com -- Canada, China, United States, Hong Kong, Philippines,
                       Mexico, Japan, Switzerland.
         Utusan Multimedia Sdn. Bhd. -- Malaysia

Where a freeENGLISH  affiliate program  participant  targets a foreign market in which the Company has not previously distributed its products, the Company generally works with the affiliate program participant to translate the required freeENGLISH.com Web pages and ENGLISH PRO Web Edition software program information. Currently, the Company's freeENGLISH.com Web Site and software is available in English, Chinese (simplified Chinese), Spanish and Portuguese. In addition, to date, each of the ISPs with whom the Company has signed an affiliate program agreement, has agreed to distribute ENGLISH PRO Web Edition on any CD-ROM that it distributes to install the necessary software to browse the Internet and connect to its services.

     Foreign Educational Institutions and Private Online Networks. In addition to retail software sales and distribution over the Internet, the Company plans to provide its ENGLISH PRO Network Edition software to educational and other institutions that operate private computer networks and collect advertising fees for advertisements placed within the software. ENGLISH PRO Network Edition is a multi-user version of ENGLISH PRO Web Edition. The Company's wholly-owned subsidiary, EDUVERSE Canada, recently signed an agreement with the Ministry of University Affairs in Thailand to provide ENGLISH PRO Network Edition to 24 Universities and 37 Information Technology campuses (a combined total of 70,000 workstations) on the University Network (UniNet) in Thailand. Under terms of the agreement, the Company has agreed to provide installation, support and upgrades necessary to provide ENGLISH PRO Network Edition to approximately one million university students using the UniNet. Installation is comprised of the Company placing approximately six ENGLISH PRO Network Edition servers (running Windows NT, Microsoft SQL Server, Microsoft Internet Server and ENGLISH PRO Network Edition server software) on the UniNet. These servers control the data flow between the workstations and the Company's central server located in Canada. The estimated cost for hardware, software and travel for installation of the Company's servers on the UniNet is approximately $35,000. In addition, the Company has agreed to provide support services comprised of a Web-based installation and management system which controls the installation of ENGLISH
PRO Network Edition on the workstations and manages the connection to the ENGLISH PRO Network Edition servers. The Company expects there will be no significant additional costs incurred by the Company for providing this support as the web-based installation and management system is a key component of the ENGLISH PRO Network Edition software. Upgrades are provided immediately upon their release by the Company, via the ENGLISH PRO Network Edition servers and workstation software and the web-based installation and management system. Under the terms of the agreement, the Ministry will receive a 15% commission on gross revenues generated from advertising displayed on the Company's software that is accessed through its private computer network. The Company is currently installing the software and servers and expects to complete the installation of ENGLISH PRO Network Edition on the UniNet network before November 30, 1999. Additionally, EDUVERSE Canada has signed a Memorandum of Understanding to jointly develop and deploy additional educational programs for the students of Thailand.

     The Company is currently meeting with other educational ministries in Malaysia, Taiwan, and China and with private corporations in Asia which require English language training. The Company's goal is to enter into similar agreements with one of these ministries and with one or more private corporations prior to December 31, 1999.

Products

     The Company's current product line consists of seven software titles:

          o ENGLISH  PRO  Version  6.2 (single  user)
          o ENGLISH  PRO Version 6.2 (multi-user)
          o ENGLISH PRO Web Edition
          o ENGLISH PRO Network Edition
          o English as a Second/Foreign Language - Learn2.com, Inc.
          o ENGLISH PRO Version 7.0 (single user) (under development)
          o ENGLISH PRO Version 7.0 (multi-user) (under development)

     ENGLISH  PRO Version  6.2  (single  user).  ENGLISH PRO Version 6.2 (single user) teaches English using phonics and uses an advanced instructional method called Mental Mapping, a process which involves matching the sounds of the English language to keys on an onscreen phonetic keyboard, thereby reinforcing them in the student's mind. This version of ENGLISH PRO consists of over 2,000 commonly used words, a Picture Dictionary with over 1,700 definitions, an animated pronunciation simulator, 260 lessons and 130 hours of private instruction. The suggested retail price is $29.99.

     ENGLISH PRO Version 6.2 (multi-user). This multi-user version of ENGLISH PRO is designed for use in school, government and corporate computer environments that operate a local area network (LAN). This multi-user product has additional features required for academic, corporate and government use, including the ability to reprint workbooks, a teacher's manual and course curriculum outline. The multi-user product also comes with a student login and monitoring system known as the Student Progress Monitor (SPM). Through the SPM program, teachers and administrators can customize each student's course flow, access individual achievement levels and monitor a student's progress through the system. The suggested retail price of the multi-user version is $199 per workstation.

     ENGLISH PRO Web Edition. ENGLISH PRO Web Edition also teaches English using phonics, however it incorporates proprietary onscreen phonetic keyboard, new lesson content, dictionary definitions, studio recorded sounds, a visual pronunciation assistant and contains embedded banner advertising, for which the Company charges a fee to advertisers. ENGLISH PRO Web Edition uses the latest in development technologies and teaching methodologies and was designed in conjunction with Dr. E. Wyn Roberts, a professor of linguistics and a graduate of Cambridge University, who is the head of the Company's Educational Advisory Board. The product teaches English phonetically and in future releases is anticipated to include whole language instruction, including conversational English. ENGLISH PRO Web Edition is an Internet-enabled software program which can be installed free from the Internet and which allows users to download lesson materials from the Internet. In addition, ENGLISH PRO Web Edition contains a feature called "Check for Updates," which reduces support problems normally found in updating older versions of software by allowing users to download program updates on demand.

     ENGLISH PRO Network Edition. This multi-user version of ENGLISH PRO Web Edition is designed for use in school, government and corporate computer environments that operate local or wide area networks (LAN or WAN) and contains embedded banner advertising, for which the Company charges a fee to advertisers. This multi-user product has additional features required for multi-user login from personal computer workstations on the network and includes special server software that resides on the Company's computers placed on the LAN or WAN. It takes advantage of emerging network technologies, allowing for a central location containing all course curriculum and student records. Enhanced reporting features for teachers, along with a course management system in ENGLISH PRO Network Edition, allows flexibility in its implementation and integration into existing curriculum. The Company is currently installing this version of ENGLISH PRO within the Thailand Ministry of University Affairs' private computer network.

     English as a Second/Foreign Language. This Internet-deliverable English tutorial program was developed in partnership with Learn2.com, Inc. using Learn2.com's proprietary development tools. The course is available through Learn2.com's Learning University at www.learninguniversity.com and its resellers. Students subscribe to the course online and pay for it with their credit cards. The Company's English as a Second/Foreign Language program is sold at www.learninguniversity.com based on 3 pricing levels: $19.95 per month of use, $39.95 per six months of use and $59.95 per twelve months of use. Every three months, the Company is entitled to receive 30% of the revenue generated from the sale of its program by the Learn2.coms and its resellers. To date, the Company has not received any funds from Learn2.com and the Company does not expect that significant revenues will be generated from this program.

     ENGLISH PRO Version 7.0 (single user). This product is ENGLISH PRO Web Edition without embedded advertising that can be used on a personal computer. The Company expects that this product will be released on CD-ROM by November 1, 1999 and will have a retail price of $29.99.

     ENGLISH PRO Version 7.0 (multi-user). This product is ENGLISH PRO Network Edition without embedded advertising and is designed for use in environments that operate on local or wide area networks. The Company expects that this product will be released on CD-ROM by the second quarter of 2000.

Markets

     The Company has identified 30 countries that it believes have the largest market potential for its products. The major geographical regions these countries fall in to are: Asia Pacific, Latin America, North America, Western Europe and the Middle East. Within these geographic regions, the Company has identified the following market segments for its English language tutorial products.

     Foreign Educational Institutions. The Company intends to offer its ENGLISH PRO Network Edition software free to educational institutions that allow advertisements to be displayed to their students. For educational institutions that do not allow advertisements, the Company plans to make ENGLISH PRO Network Edition available under the product name ENGLISH PRO Version 7.0 (multi-user) during the second quarter of 2000. The Company currently has an affiliate program agreement with the Ministry of University Affairs in Thailand to distribute its English language teaching software on its private computer network. The Company is presenting the opportunity to use ENGLISH PRO Network Edition on school networks to ministries of education in Malaysia, Taiwan and China. Sales agents acting on behalf of the Company are presenting this same opportunity to ministries in Hong Kong, India, Pakistan, Sri Lanka, South Korea and Colombia. At present, the Company does not have any advertising agreements for its installation in Thailand.

     Internet Service Providers and Web Portals. In each country where the Company has active English education initiatives, it intends to pursue agreements with ISPs and Web portals to be affiliate program participants. In Thailand, for example, the Company has entered into a freeENGLISH affiliate program agreement with one of that country's largest ISPs, Internet Knowledge Service Center Co., Ltd. ("IKSC"), allowing IKSC to hyperlink from their Web site at www.ksc.net.th to www.freeENGLISH.com and to provide ENGLISH PRO Web Edition on CD-ROMs they provide to their subscribers. As of August 24, 1999, the Company currently has affiliate program agreements with eight ISPs and five Web portals and expects to sign additional affiliate program agreements before the end of 1999.

     Personal Computer Manufacturers. The Company intends to negotiate agreements with personal computer manufacturers in Taiwan, Singapore and China for the pre-installation of ENGLISH PRO Web Edition software on their computers. The Company believes this presents a unique opportunity for personal computer manufacturers in Asia to deliver a quality educational product which addresses a significant need of a large portion of their customers. In exchange for the Company's software, the Company would share with the PC computer manufacturer revenue generated from advertising imbedded within the software. The Company anticipates signing an agreement with one personal computer manufacturer before the end of 1999. In an instance where the personal computer manufacturer does not want to provide ENGLISH PRO Web Edition they have an opportunity to provide ENGLISH PRO Version 7.0 (single user) and pay the Company a nominal per-copy fee in the range of $0.25 to $1.00. To date, no such agreements have been entered into by the Company.

     Retail Marketplace. The Company has addressed the retail marketplace through agreements with non-exclusive distributors in North America, Australia, Hong Kong and Macao. At present the Company does not advertise its products in any trade publications or journals. The Company intends to continue to deliver the ENGLISH PRO CD-ROM versions through these channels. Additionally, in markets where Internet access is cost-prohibitive or weak, the Company is seeking exclusive and non-exclusive distributors for its products.

Product Development

     The Company develops all of its products and Internet Web sites internally.
The  Company's  development  team  includes  software   programmers,   Web  site
developers, English course material developers and graphic artists.

     Currently the Company is developing additional features and course materials for ENGLISH PRO Web Edition, including whole language instruction; interactive lesson breaks that provide information about an advertiser's products and services; interactive chat services via the Internet and via the local or wide area network; message boards via the Internet and via the local or wide area network; user-generated design of the user interface; and support for additional advertising models. The course materials include lessons specific to "going shopping," "going to a restaurant," "meeting a friend," "having a job interview" and other practical situations. Also in development are tools providing better controls for targeting advertisements and reporting statistical data to advertisers.

     The Company intends to deliver the first release of ENGLISH PRO Version 7.0 (single user) on CD-ROM as early as November 1, 1999. ENGLISH PRO Version 7.0 (single user) is the CD-ROM version of ENGLISH PRO Web Edition and contains all the features of ENGLISH PRO Web Edition, except advertising.


Competition

     The educational software industry has been characterized over the last few years by a high degree of consolidation, which favors companies with greater resources than the Company. This consolidation has provided certain of the Company's competitors with increased financial resources, marketing power and distribution capabilities. Larger companies that offer a wide range of products also may find it easier to gain access to shelf space than smaller companies, such as the Company, and they are more able to proliferate product offerings, including bundles and suites for a single low price. This strategy is used to dominate shelf space and may tend to reduce shelf lives and prices for individual products. Additional consolidation may tend to result in increased price competition for educational software products. In addition, in some cases, these competitors have invested heavily in marketing and delivering their products over the Internet.

     The English language instructional software market in which the Company operates is also very competitive. Many competitors have substantially greater, financial, technical, marketing and distribution resources than the Company. The Company primarily competes in three major product areas:

          o  educational retail software;
          o academic courseware developed for the school, corporate and government markets; and
          o  education courses developed for the Internet.

     In all its markets, the Company competes against a large number of companies of varying sizes and resources. In the educational retail software market, the Company's primary competitors are The Learning Company and Broderbund divisions of Mattel, Inc., The Walt Disney Co. and SofSource, Inc. In the academic courseware market, the Company's primary competitors are Berlitz International, Inc., DynEd International, Inc. and LinguaTech International. In the Internet education market, the Company's primary competitors are Scholastic, Inc., Simon & Schuster, a division of Viacom, Inc. and The Lightspan Partnership, Inc. There is an increasing number of competitive products offered by a growing number of companies. Increased competition in any product area may result in a loss of retail shelf space, reduction in sales or additional price competition, any of which could have a material adverse effect on the Company's operating results. In addition, existing competitors may continue to broaden their product lines and potential competitors, including large computer or software manufacturers, entertainment companies and educational publishers, may enter or increase their focus on the English language education market, resulting in greater competition for the Company.

     Other Web Sites and software applications sell advertising. The Company faces competition from these Web Sites and software developers for advertising contracts as well as from a variety of other traditional media sources, such as television, radio and print media. The Company does not currently have agreements with any advertisers to advertise in its Web Site or within its software products. If the Company fails to attract a sufficient amount of advertising for its products or Web Site or software products, its business could be adversely affected.

Sales and Marketing

     General. The Company anticipates that preliminary marketing of the CD-ROM version of ENGLISH PRO will consist of securing exclusive and non-exclusive distributors on a country-by-country basis. The Company plans to try to identify a number of exclusive Master Distributors globally who are capable of supporting a complete distribution channel in several countries.

     When it is deemed advantageous, the Company plans to enter into co-development agreements with third parties. A co-development opportunity often arises when a third party would like to design a custom version of the Company's products for a particular market or market segment. The Company anticipates that most of these arrangements would center on additional course curriculum in a particular field, and that the Company and the co-developer would share in the revenue generated by a co-development effort.

     Internet Marketing. The Company participates in Web-based discussion groups centered on education, computers in education, distance education and related topics through which it attempts to encourage and influence the purchase of its products. The Company also markets ENGLISH PRO Web Edition and www.freeENGLISH.com through relationships with ISPs and Web portals. These affiliate program participants provide the marketing awareness to their end users, which then create traffic to the www.freeENGLISH.com Web site. To generate new affiliate program participants, the Company identifies ISPs and Web portals in regions of the world that are of interest to the Company or are interested in developing education-oriented Web portals. The Company actively solicits these prospective ISPs and Web portals through initial email campaigns followed by telemarketing efforts to bring its products to the attention of these prospective affiliate program participants. To date, the Company has not advertised any of its products on the Internet, however, it may do so in the future. The Company also intends to continue developing relationships with ISPs and Web portals to promote ENGLISH PRO Web Edition and www.freeENGLISH.com on their Web sites.

     Direct Sales. The Company currently has 4 people in its sales and marketing department, all of whom are salaried sales people. The Company's direct sales activities include: weekly facsimile distributions to potential distributors from purchased mailing lists, follow up phone calls, direct mail campaigns to distributors and Fortune 1000 companies that require English language training for their staff and contacts with embassies of targeted countries to generate qualified leads of potential distributors interested in distributing the Company's product line. The Company also attends industry trade shows where there is a large concentration of companies interested in educational products and uses print media in target countries to increase product awareness. The Company anticipates that, in the near term, two additional sales and marketing personnel will be hired to concentrate on Internet product awareness and sales globally.

Customer and Technical Support

     The Company provides a variety of customer and technical support services to purchasers of its software products and users of its online applications. End users are able to consult with support personnel regarding software use, hardware problems and peripheral needs via telephone, facsimile and a variety of voice mail and online service options. In addition, the Company provides its educational institution clients access to trained educational professionals and a variety of preview, sample and demonstration options. The Company's English language instruction products are sold with a variety of lesson plans, recordkeeping tools and other materials to support English language teachers.

Intellectual Property Rights

     The Company's success is dependent on its ability to protect its intellectual property rights. The Company relies principally on a combination of patent, copyright and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company currently licenses the source code for its current CD-ROM version of ENGLISH PRO Version 6.2 from Boswell International Technologies Inc. and Boswell Industries Inc. The Company does not include any mechanisms to prevent or inhibit unauthorized copying, but relies on "shrink wrap" licenses that restrict copying and use of its software products. The Company is aware that significant copying occurs within the software industry, and if a significant amount of unauthorized copying of the Company's products were to occur, the Company's business, financial condition and operating results could be adversely affected.

     As part of its confidentiality procedures, the Company generally enters into nondisclosure and confidentiality agreements with each of its key employees, consultants and business partners and limits access to and distribution of its technology, documentation and other proprietary information. In particular, the Company has entered into non-disclosure agreements with each of its employees and business partners. The terms of the employee non-disclosure agreements include provisions requiring assignment to the Company of employee inventions. Despite the Company's efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may from time to time copy or reverse engineer certain portions of the Company's technology and use such information to create competitive products.

     Policing the unauthorized use of the Company's software is difficult, and, while the Company is unable to determine the extent to which piracy of the Company's software exists, such piracy can be expected to be a persistent problem. In addition, the laws of certain countries in which the Company's software is or may be licensed do not protect its products and intellectual property rights to the same extent as do the laws of the United States. As a result, sales of products based on the Company's software in such countries may increase the likelihood that the Company's software might be infringed upon by unauthorized third parties.

     It is possible that the scope, validity and/or enforceability of the Company's intellectual property rights could be challenged by competitors or other parties. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Company's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the event of a claim of infringement against the Company and the Company's failure or inability to license the infringed or similar software, the Company's business, operating results and financial condition could be materially adversely affected.

     The Company has not registered any patents or trademarks in the Canada, the United States or elsewhere.


Government Regulation

     The Company is not currently subject to direct federal, state or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services. The Company does not provide customer information to third parties and, therefore, does not anticipate any current or proposed legislation relating to online privacy to directly affect its activities to a material extent.

     The Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted  prior  to  the  advent  of  the  Internet.  As a  result,  they  do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for the Company's products or services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     In addition, because the Company's products and services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business and pay taxes in each state or foreign country. The Company is qualified to do business only in Nevada. The Company's failure to qualify in other jurisdictions when it is required to do so could subject it to penalties. It could also hamper the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business could have a material adverse affect on its business, results of operations and financial condition.

     The European Union has adopted a policy directive which went into effect in 1998. Under this directive, business entities domiciled in member states of the EU are limited in the transactions they may do with business entities domiciled outside the EU unless they are domiciled in a jurisdiction with privacy laws comparable to the EU privacy directive. The United States presently does not have laws which satisfy the EU. Discussions between representatives of the EU and the United States are ongoing and may lead to certain safe harbor provisions which, if adhered to, would allow business entities in the EU and the United States to continue to do business without limitation. If these negotiations are not successful and the EU begins enforcement of the privacy directive, there could be an adverse impact on international Internet business. If the Company does business directly in the EU in the future the Company will be required to comply with the privacy directive of the EU.

Plan of Operation

     During the next twelve months, the Company plans to release the following new software products and upgrades to existing products:

     ENGLISH PRO Version 7.0 (single user), the CD-ROM version of the Company's English tutorial software, is planned for release in fourth quarter 1999, replacing the Company's current CD-ROM product, ENGLISH PRO Version 6.2 (single user). The Company anticipates that ENGLISH PRO Version 7.0 (single user) will be delivered to the retail market in time for the Christmas 1999 season.

     ENGLISH PRO Web Edition is a continuously updated software program. Updates to the program are made available over the Company's freeENGLISH.com Internet Web site each month with additional course materials being made available each week. The Company plans to continue this upgrade schedule for the foreseeable future.

     ENGLISH PRO Network Edition is also a continuously update software program and updates are made available to institutional clients. Course materials for ENGLISH PRO Web Edition are compatible with ENGLISH PRO Network Edition and as such are made available to ENGLISH PRO Network Edition users shortly after being made available to ENGLISH PRO Web Edition users.

     New features are added to the Company's freeENGLISH.com Internet Web side on average every three months. Under this schedule, the Company expects to deliver approximately 20 new games and quizzes on its freeENGLISH.com Internet Web site through the end of second quarter 2000. Additional features which the Company plans to add to the freeENGLISH.com Internet Web site, include chat rooms, message boards and an education-focused Internet search engine. www.freeENGLISH.com is currently available in English, Chinese (simplified Chinese), Spanish and Portuguese. The Company plans to add Thai, Bhasa, Chinese (traditional Chinese), Japanese, German, French and Italian prior to the end of second quarter 2000.

     The Company plans to focus its marketing efforts for ENGLISH PRO Web Edition and ENGLISH PRO Network Edition on current initiatives in Thailand, Malaysia, Columbia, Taiwan, and China. The marketing focus is likely to be split between signing new ISPs, Web portals and educational institutions in new markets and increasing advertising revenues in countries where ENGLISH PRO Web Edition and/or ENGLISH PRO Network Edition currently have a presence. The Company expects a large portion of its of advertising marketing efforts will be directed at Thailand, where the Company is currently implementing ENGLISH PRO Network Edition on the private computer network operated by the Ministry of University Affairs in Thailand. The Company expects that it will begin generating revenues from these efforts in fourth quarter 1999.

     Research and development of ENGLISH PRO Web Edition, Network Edition, Version 7.0 (single user) and Version 7.0 (multi-user) is expected to continue through the end of 2000. The primary focus on development will be the addition of: additional phonetic English language modules; whole language English conversation practice modules; reading comprehension practice modules; grammar practice modules; vocabulary building exercise modules; support for interactive tests and quizzes. Additionally new advertising models are continuously being developed for the products along with the necessary Web-based management tools to deliver, manage and support the advertisings.

     Currently, the Company's working capital needs are approximately US$90,000 per month. The Company does not expect to significantly raise these levels until advertising revenues have been generated. The Company is currently seeking financing for its operations and expects that it may need additional financing in the future.


Employees

     As of June 30, 1999, the Company had 20 employees, including 11 in research and development, four in marketing and sales and five in management, finance and administration. The Company's success will depend in large part on its ability to attract and retain skilled and experienced employees. None of the Company's employees are covered by a collective bargaining agreement and the Company believes that its relations with its employees is good. The Company does not currently have any key man life insurance on any of its directors or executive officers.


Risk Factors

     The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement in this report. These risks and uncertainties include the risks set forth below. The Company's securities are speculative and investment in the Company's securities involves a high degree of risk and the possibility that the investor will suffer the loss of the entire amount invested.


Limited Operating History; History of Losses; Increased Expenses

     The Company was organized in 1991 and therefore has only a limited operating history upon which an evaluation of its business and prospects can be based. Prior to 1998, the Company had no operations or revenues. The Company incurred a net loss of $322,021 in the six months ended June 30, 1999. The Company has not had any significant revenue in recent years, it has never been profitable and there can be no assurance that, in the future, the Company will be profitable on a quarterly or annual basis. In addition, the Company plans to increase its operating expenses to expand its sales and marketing operations, fund greater levels of research and development, broaden its customer support capabilities and increase its administration resources. In view of the rapidly evolving nature of the Company's business and markets and limited operating history, the Company believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.


Need for Additional Financing

     Revenue from the Company's operations is not sufficient to finance the cost of development and marketing of its software. Accordingly, the Company must raise substantial additional funding. The Company expects to be able to meet its financial obligations for approximately the next three months. There is no assurance that, after such period, the Company will be able to secure financing or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of operations. The Company has accumulated losses of $738,737 since it began operations in May 1998 and will require additional working capital to complete its business development activities and generate revenue adequate to cover operating and further development expenses.


Unpredictability of Future Revenues; Potential Fluctuations in Quarterly Results

     As a result of the Company's limited operating history and the emerging nature of the market in which it competes, the Company is unable to forecast its revenues accurately. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenue and are to a large extent fixed. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received and advertising revenues generated, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenue in relation to the Company's planned expenditures would have an immediate adverse affect on the Company's business, financial condition and results of operations. Further, in response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.


Developing Market; Unproven Acceptance of the Internet as a Medium for Learning and Education

     The Company's long-term viability is substantially dependent upon the widespread acceptance and use of the Internet as a medium of learning and education. The use of the Internet as a means of facilitating educational processes is in a recent stage of development, and there can be no assurance that a sufficiently large number of customers will begin to use the Internet as a medium of learning and education. Demand and market acceptance for recently introduced educational programs over the Internet are subject to a high level of uncertainty and there exists few proven electronic learning business models. The Internet may not prove to be a viable medium of instruction because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or delayed development of enabling technologies, such as high-speed modems and high-speed communication lines. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for learning and education. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of subscribing to online educational content. Because the exchange of information on the Internet is new and evolving, there can be no assurance that the Internet will prove to be a viable medium of learning and education. The failure to resolve critical issues concerning the educational use of the Internet, the failure of the necessary infrastructure to develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a viable medium of learning and education would have a material adverse effect on the Company's business, financial condition, operating results and cash flows.


Unproven Acceptance of the Company's Products

     The Company has only recently begun marketing and selling its ENGLISH PRO software products. As a result, it does not know that its products can successfully teach English to non-English speakers or that its products will attain market acceptance among persons seeking to learn the English language. The Company began offering its Internet-enabled version in December 1998 and has not yet installed its ENGLISH PRO Network Edition software product on any private computer networks. If the Company's products prove to be unsuccessful in assisting non-English speakers in learning the English language, or if they fail to attain market acceptance, it could materially adversely affect the Company's financial condition, operating results and cash flows.


Dependence on Key Personnel

     The Company's performance and future operating results are substantially dependent on the continued service and performance of its senior management and key technical and sales personnel. The Company intends to hire a significant number of additional technical and sales personnel in the next year. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical, sales and managerial employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of any of the Company's senior management or other key employees or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows. The Company does not currently maintain "key man" insurance for any senior management or other key employees.

     Mark Crimeni, EDUVERSE Canada's Executive Vice President, has recently been the subject to a disciplinary action by the British Columbia Securities Commission and a criminal charge relating to illegal possession and storage of a firearm. The criminal charges have been dropped. To the extent Mr. Crimeni, or any other executive officers of the Company become involved in regulatory or criminal proceedings in the future, it could materially, adversely affect the Company.


Liability for Information Displayed on the Company's Internet Web Sites

     The Company may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials it publishes on its Internet Web sites. These types of claims have been brought, sometimes successfully, against online businesses in the past. The Company could also face claims based on the content that is accessible from its Internet Web sites through links to other Web sites.


Dependence on Continued Growth in Use of the Internet

     The success of the Company's business depends, in part, on continued growth in the use of the Internet and would suffer if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, such as:

     o   Inadequate network infrastructure;
     o   Security concerns;
     o   Inconsistent quality of service;
     o Disruptions resulting from the inability of computer systems to recognize the year 2000;
     o   Lack of available  cost-effective,  high-speed  service;
     o   The adoption of new standards or protocols for the Internet;  and
     o   Changes or increases in government regulation.

     Online companies have experienced interruptions in their services as a result of outages and other delays occurring due to problems with the Internet network infrastructure, disruptions in Internet access provided by third-party providers or failure of third party providers to handle higher volumes of user traffic. If Internet usage grows, the Internet infrastructure or third-party service providers may be unable to support the increased demands which may result in a decline of performance, reliability or ability to access the Internet. If outages or delays frequently occur in the future, Internet usage, as well as usage of the Company's Internet Web sites, could grow more slowly or decline.


Security and Privacy Issues

     The Company could be subject to litigation and liability if third parties were able to penetrate the Company's network security or otherwise misappropriate its customers' personal or other information. The Company uses a third-party system for processing online Internet orders for its products and as such keeps no personal information on its customers. The only information required by a user downloading ENGLISH PRO Web Edition from the freeENGLISH.com Web site is their birthdate, gender, city, state and country, however visitors may enter their name, company, mailing address, telephone, fax information voluntarily. No credit card information is required to be entered into any of its freeENGLISH.com systems. Liability for misuse of customer information could include impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and some states have been investigating various Internet companies regarding their use of personal information. The Company could incur additional expenses and be required to change its current practices if new regulations regarding the use of personal information are adopted or should government agencies choose to investigate its privacy practices.

     Furthermore, the Company's computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. The Company may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. There can be no assurance that the Company can prevent or remedy all security breaches. If any of these breaches occur, the Company could lose customers and visitors to its Internet Web sites.

Dependence on Certain Marketing and Licensing Relationships


     The Company is dependent upon a number of marketing, and licensing arrangements relating to the development and sale of its products. Of the Company's current products, ENGLISH PRO Version 6.2 (single user) and ENGLISH PRO Version 6.2 (multi-user) are based upon the technology licensed from Boswell. Under the terms of the license, the Company must pay Boswell a 5% royalty on gross revenues from the sale of all products that contain source code from the licensed technology. The Company expects that the ENGLISH PRO Version
6.2 products will continue to have a market presence until the fourth quarter of 1999, at which time the newly-developed ENGLISH PRO Version 7.0 is anticipated to become available in the retail market. In addition, the Company's software products are currently the only English tutorial products available through Web sites operated by Learn2.com, Inc. The agreement between the Company and Learn2.com, Inc. is non-exclusive and the introduction of other English tutorial software products by Learn2.com could reduce demand for the Company's products.

     The Company has a number of agreements with ISPs and third party Web sites pursuant to which such parties place links on their Web sites to the Company's freeENGLISH.com Internet Web site in exchange for a portion of the revenues generated from advertising in the Company's ENGLISH PRO Web Edition software. As of August 24, 1999, the Company currently has affiliate program agreements with eight ISPs and five third party Web portals. In addition, the Company has recently completed an affiliate program agreement with the Ministry of University Affairs in Thailand pursuant to which it is implementing its ENGLISH PRO Network Edition on the private computer network operated by the Ministry. The loss of one or more of these relationships could have a material adverse effect on the Company's financial condition and results of operations.


Reliance on Other Third Parties

     The Company's operations depend to a significant degree on a number of other third parties, including telecommunication service providers. The Company has no effective control over these third parties and no long-term contractual relationships with any of them. From time to time, the Company could experience temporary interruptions in its Internet Web sites connections and its telecommunications access. Continuous or prolonged interruptions in the Company's Internet Web sites' connections or in its telecommunications access would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's agreements with its Internet service providers place certain limits on the Company's ability to obtain damages from the service providers for failure to maintain the Company's connection to the Internet.

Competition

     The English language instructional software market in which the Company operates is very competitive. Many competitors have substantially greater, financial, technical, marketing and distribution resources than the Company. The Company primarily competes in three major product areas:

     o  educational retail software;
     o academic courseware developed for the school, corporate and government markets; and
     o  distance education courses developed for the Internet.

     In the all its markets, the Company competes against a large number of companies of varying sizes and resources. In the educational retail software market, the Company's primary competitors are The Learning Company and Broderbund, divisions of Mattel, Inc., The Walt Disney Co. and SofSource, Inc. In the academic courseware market, the Company's primary competitors are Berlitz International, Inc., DynEd International, Inc. and LinguaTech International. In the distance education market, the Company's primary competitors are Scholastic, Inc., Simon & Schuster, a division of Viacom, Inc. and The Lightspan Partnership, Inc. There are an increasing number of competitive products offered by a growing number of companies. Increased competition in any product area may result in a loss of retail shelf space, reduction in sales or additional price competition, any of which could have a material adverse effect on the Company's operating results. In addition, existing competitors may continue to broaden their product lines and potential competitors, including large computer or software manufacturers, entertainment companies and educational publishers, may enter or increase their focus on the English language education market, resulting in greater competition for the Company.

     Most of the Company's current and potential competitors have substantially longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of the Internet and other online services increases. Many of the Company's competitors may be able to respond more quickly to changes in customer preferences, devote greater resources to marketing and promotional campaigns, develop more advanced educational systems, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Internet site and systems development than the Company.

     It is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise, any one of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or alliances of such competitors, or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition, operating results and cash flows.


Need To Adapt To Business And Cultural Practices Of Other Countries

     The Company plans to provide its English language educational programs in many different countries throughout the world. There are enormous variations in language, culture, religion, custom and business practices in the areas in which the Company plans to do business. Even where people speak a common language (such as Spanish), there are great variations from region to region and nation to nation. To be successful, the Company will need to adapt its offerings and method of operations to the locations in which it does business. Educational methods and business practices that succeed in one nation or region may be entirely inappropriate in others. To be successful, the Company must adapt its educational offerings and business practices to each market it services, and its ability to do so is uncertain.


Uncertainty Of Business Model

     The Company expects to receive significant revenues from advertising on its ENGLISH PRO Web Edition and ENGLISH PRO Network Edition products. The Company's arrangements with the Ministry of Education of Thailand permit the Company to sell banner advertisements to be included in material displayed to students accessing the Company's software, and to share a portion of advertising revenue with the Ministry. It is uncertain whether advertisers will find this an attractive marketing medium or that the Company will be able to generate significant advertising revenue in order to cover the cost of developing and marketing its software.

     Even if the Company is successful in its program with the Ministry of Thailand, it is uncertain whether government agencies, universities and other prospective business partners will find it appropriate to permit advertising to be displayed to students or others who access course materials through networks or facilities they operate or endorse.


Capacity   Constraints;   Reliance  on  Internally  Developed  Systems;   System
Development Risks

     The availability, reliability and satisfactory performance of the Company's Internet Web sites, transaction processing systems and network infrastructure are critical to the Company's reputation and its ability to attract and retain online students and to provide adequate customer service. Because the Company intends to place advertising within its Internet-enabled software, the Company anticipates that a significant portion of its future revenues will depend on the number of English language students who download its software from its freeENGLISH.com Internet Web Site. Any network interruptions or system shortcomings that result in the unavailability of the Company's Internet Web sites would reduce the volume of software downloaded and the attractiveness of the Company's product and service offerings. System delays or interruptions could negatively impact a customer's experience and reduce the likelihood that such customer would return to the Company's Internet Web sites in the future. Substantial increases in the volume of traffic on the Company's Internet Web sites or the number of downloads by prospective students through the Company's Internet Web sites may require the Company to further expand and upgrade its technology, transaction processing systems and network infrastructure and increase costs. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the use of its

Internet Web sites, or that it will have the technical or financial resources to expand and upgrade its systems and infrastructure to accommodate such increases in a timely manner.


Risks of Potential Government Regulation and Other Legal Uncertainties Relating to the Internet

     The Company is not currently subject to direct federal, state or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

     In addition, the Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to the Company's business could reduce demand for its products and services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     Because the Company's services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business and pay taxes in each state or foreign country. The Company is qualified to do business only in Nevada. The Company's failure to qualify in other jurisdictions when it is required to do so could subject the Company to penalties and could restrict the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business may have a material adverse affect on its business, results of operations and financial condition.

     The European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. See "Business -- Government Regulation."


Intellectual Property Rights

     The Company's success is dependent on its ability to protect its intellectual property rights. The Company relies principally on a combination of patent, copyright and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company currently licenses the source code for its current retail CD-ROM version of ENGLISH PRO Version 6.2 from Boswell International Technologies Inc. and Boswell Industries Inc. The Company does not include any mechanisms to prevent or inhibit unauthorized copying, but instead relies on "shrink wrap" licenses that restrict copying and use of its software products. The Company is aware that significant copying occurs within the software industry, and if a significant amount of unauthorized copying of the Company's products were to occur, the Company's business, financial condition and operating results could be adversely affected.

     As part of its confidentiality procedures, the Company generally enters into nondisclosure and confidentiality agreements with each of its key employees, consultants and business partners and limits access to and distribution of its technology, documentation and other proprietary information. In particular, the Company has entered into non-disclosure agreements with each of its employees and business partners. The terms of the employee non-disclosure agreements include provisions requiring assignment to the Company of employee inventions. Despite the Company's efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may from time to time copy or reverse engineer certain portions of the Company's technology and use such information to create competitive products.

     Policing the unauthorized use of the Company's software is difficult, and, while the Company is unable to determine the extent to which piracy of the Company's software exists, such piracy can be expected to be a persistent problem. In addition, the laws of certain countries in which the Company's software is or may be licensed do not protect its products and intellectual property rights to the same extent as do the laws of the United

States. As a result, sales of products based on the Company's software in such countries may increase the likelihood that the Company's software might be infringed upon by unauthorized third parties.

     It is possible that the scope, validity and/or enforceability of the Company's intellectual property rights could be challenged by competitors or other parties. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Company's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the event of a claim of infringement against the Company and the Company's failure or inability to license the infringed or similar software, the Company's business, operating results and financial condition could be materially adversely affected.


Uncertainties Relating to the Year 2000

     Because many computer applications have been written using two digits rather than four to define the applicable year, some date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This year 2000 problem could result in systems failures or miscalculations causing disruptions of operations, including disruptions of the Company's Internet Web site. The Company has obtained confirmation from all of its third-party vendors that they have resolved their year 2000 issues and has completed its year 2000 compliance testing program. The systems and services provided by these vendors may fail to be year 2000 compliant despite their representations to the contrary. Failure of these systems or services to be year 2000 compliant could result in a systemic failure beyond the Company's control and prevent the Company from delivering its products to its customers, prevent users from accessing the Company's Internet Web site and decrease the use of the Internet generally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. the Company's actual results could differ materially from those discussed in these forward-looking statements as a result of various factors, including those set forth in "risk factors" and elsewhere in this registration statement. The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this registration statement. See "Forward-looking Statements" and "Business-Risk Factors."


Overview

     The Company develops and markets software programs under several product names to assist non-English speaking students in learning spoken English. In addition to traditional "boxed" software available in retail stores, the Company has been delivering its software products via the Internet and private computer networks since December 1998. The Company began operations on May 5, 1998.

     On May 28, 1998 and May 29, 1998, the Company acquired all of the issued and outstanding share capital of ESL PRO Systems Inc. ("ESL") and M&M Information and Marketing Services, Inc. ("M&M"), respectively, which were both Nevada corporations incorporated on May 5, 1998 and under common control. As a result of these acquisitions, the former shareholders of ESL and M&M, as a group, owned more than 50% of the issued and outstanding voting shares of the Company. Consequently, this business combination has been accounted for as a reverse acquisition whereby ESL and M&M are deemed to have been combined, on a continuity of interests basis, since their inception on May 5, 1998 and to have acquired the Company. Accordingly, the financial statements of the Company reflect the historical accounts of ESL and M&M since their inception at their historic net book values, and the accounts of the Company, comprising nominal net assets, at their estimated fair value at the time of the transaction.

     The reverse acquisition transaction resulted in the acquisition by the Company of 2,000,000 shares of ESL common stock and 7,000,000 shares of M&M common stock in exchange for the issuance of 9,000,000 shares of the Company's common stock.

     On June 20, 1998, the Company formed EDUVERSE Accelerated Learning Systems (Canada) Inc. ("EDUVERSE Canada"). EDUVERSE Canada operates the Company's development and marketing operations.

     The Company licensed the core software application contained in ENGLISH PRO Version 6.2 in May 1998 and began shipping ENGLISH PRO Version 6.2 to computer retailers and bookstores in Canada in December 1998. In first quarter 1999 the Company began offering its products in the United States. In order to direct more of its internal resources to establishing awareness of its Internet-enabled products, in March 1999, the Company appointed Tri Synergy, Inc. ("Tri Synergy") as a non-exclusive North American retail marketer of its CD-ROM based products. As of August 1999, ENGLISH PRO Version 6.2 is sold in over 500 retail outlets in North America.

     The Company began development of its Internet-enabled software product in August 1998 and released the first version of ENGLISH PRO Web Edition on its freeENGLISH.com Internet Web site in December 1998. Since that time, the Company has upgraded the program and added additional course materials. The first version of ENGLISH PRO Network Edition is currently being installed in Thailand on the Ministry of University Affairs University Network, a private computer network operated by the Ministry. ENGLISH PRO Web Edition and ENGLISH PRO Network Edition are delivered free to consumers over the Internet, private computer networks and local and wide area networks.

     The Company derives revenues from the sale of CD-ROM products in the retail marketplace and plans to derive its revenues from the sale of advertisements embedded in the ENGLISH PRO Web Edition and ENGLISH PRO Network Edition software and on its freeENGLISH.com Internet Web site. Revenues are recognized on its CD-ROM products upon shipping to its retailers or distributors. Typically, the Company enters into reseller and distribution arrangements with retailers and distributors for the sale of its CD-ROM products. Resellers are normally offered a 40% discount off of the manufacturer's suggested list price, which for ENGLISH PRO Version 6.2 is $29.99. Distributors are normally offered an additional discount up to 30%.

     To date, the Company has not derived any revenues from the sales of advertising embedded in its Internet- and network-enabled software. However, in order to increase the number of users of its ENGLISH PRO Web Edition software and its ENGLISH PRO Network Edition software, the Company has entered into affiliate program agreements with ISPs, Web portals, private corporations and governmental and educational institutions, pursuant to which the Company has agreed to share gross revenues derived from advertising and from the sale of products and services on a third party's Web site that result from traffic directed from an affiliate program participant's Web site. The agreements typically require the Company to share 15% of any gross revenues generated; however, this percentage may be higher depending upon the nature of the contributions by the third party. The Company has recently entered into an agreement with the Ministry of University Affairs in Thailand to install its ENGLISH PRO Network Edition software on a private computer network operated by the Ministry. The Company estimates that upon implementation, approximately one million students in Thailand will have access to the Company's English language teaching software. The Company expects to begin generating advertising revenues from this contract in the fourth quarter of 1999.

     The Company has incurred losses since inception, and at June 30, 1999, had an accumulated deficit of $738,737. The Company has recently increased its sales and marketing and general and administrative expenses as it has focused the entire efforts of its direct sales force to signing agreements with ISPs, Web portals and foreign governmental and educational institutions. The Company has also increased research and development expenses as its has focused almost entirely on continued development of the ENGLISH PRO Web Edition and ENGLISH PRO Network Edition software and its freeENGLISH.com Internet Web site. The Company plans to continue increasing operating expenses to expand its sales operations, fund greater levels of research and development for its Internet-based product lines, improve its operational and financial systems and expand its international operations. As a result, the Company is likely to continue to incur losses, and if the Company's revenues do not continue to grow significantly, the Company may not ever be profitable.


Results of Operations

     The following table presents the Company's audited results of operations for the nine-month period ended December 31, 1998 and unaudited results of operations for the six-month period ended June 30, 1999. The unaudited statements include data that has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of the Company's management, include all normal recurring adjustments necessary for the fair presentation of such information. This data should be read in conjunction with the Company's consolidated financial statements included in this registration statement.



                                                                                Six-Month   Nine-Month
                                                                              Period Ended Period Ended
                                                                                 Jun-30       Dec-31
                                                                                  1999         1998
                                                                                --------     --------
Revenues:
     Software..............................................................    $  95,497     $ 14,824
     Distribution Royalties................................................       40,644
     Other.................................................................       96,945
                                                                                --------     --------
         Total Revenues....................................................      233,086       14,824
                                                                                --------     --------
Cost of Revenues:
         Total Cost of Revenues............................................     (35,923)      (6,873)
                                                                                --------     --------
Gross Profit...............................................................      197,163        7,951
                                                                                --------     --------
Expenses:
     Amortization of License...............................................       31,900       52,000
     Depreciation..........................................................        7,336        4,205
     General and Administrative............................................      216,185      207,644
     Marketing.............................................................      127,797       57,485
     Research and Development..............................................      135,966      103,333
                                                                                --------     --------
         Total Expenses....................................................      519,184      424,667
                                                                                --------     --------

Net Loss...................................................................    (322,021)    (416,716)
Deficit Beginning of Period................................................    (416,716)            0
Deficit End of Period......................................................    (738,737)    (416,716)



Six-Month Period Ended June 30, 1999

     Revenues. The Company derives its revenues from retail sales of its software products, royalties received from distributors of its software products and consulting fees from services performed by senior management of the Company. Royalties are fees paid by third parties to obtain the exclusive right to sell the Company's software products in a country or region for a fixed period of time. Other revenue items include non-software related income, such as consulting fees and bank interest. These consulting fees are determined on a project-by-project basis taking into account the value of its input in the project and the amount of hours required to complete the project. For the year ended December 31, 1998, 36% of the Company's software sales were derived from one customer. Revenues for the six-month period ended June 30, 1999 were $233,086 compared with $14,824 for the nine-month period ended December 31, 1998. This increase is primarily due to the introduction of the Company's ENGLISH PRO Version 6.2 product into the retail marketplace in Canada and the United States in December 1998 and March 1999, respectively, and also due to increased consulting fees paid to the Company's executive officers. The Company anticipates that retail sales of its software products will continue during the remainder of 1999 as a result of the planned introduction of ENGLISH PRO Version
7.0 (single user) in the fourth quarter of 1999. In addition, it is anticipated that additional revenues from the sale of advertising embedded in the Company's Internet-enabled software product will be generated beginning the fourth quarter of 1999.

     Cost of Revenues. Cost of revenues consists of expenses associated with the physical production of the "boxed" software packages that are sold in the retail market and the deployment of the Company's Internet Web sites, including Internet connection charges. During the six-month period ended June 30, 1999, cost of goods sold increased to $35,923 from $6,873 during the nine-month period ended December 31, 1998. This increase is primarily due to increased costs associated with the increase in the sales of software packages.

     Amortization and Depreciation. Amortization and depreciation expenses consist of depreciation on leased and owned computer equipment, software, office equipment and furniture and amortization of a license fee for the use of software. Capital assets such as computer equipment and furniture and office equipment are depreciated on a straight-line basis over their estimated useful lives, computer equipment over three years and furniture and office equipment over five years. The license fee for use of software is amortized on a strait-line basis over the three-year minimum term of the license agreement with Boswell. The Company incurred depreciation expenses of 7,336 during the six-month period ended June 30, 1999 and amortization expenses of $31,900 for the same period.

     General and Administration Expenses. General and administrative expenses primarily consist of management, financial and administrative personnel expenses and related costs and professional service fees. General and administrative expenses were $216,185 for the six-month period ended June 30, 1999, which represents an increase of 4.1% over the 1998 fiscal year. This increase is due primarily to an increase in expenses related to auditing the Company's financial statements for the fiscal period ended December 31, 1998. The Company anticipates that general and administrative expenses will increase in the third quarter of 1999 as a result of increased legal fees relating to the registration of its common stock under the United States Securities Exchange Act of 1934 and compliance with related reporting requirements.

     Marketing Expenses. Marketing expenses consist primarily of marketing and promotional costs relating to the development of the Company's brands as well as personnel, travel and other costs. Marketing expenses were $127,797 for the six-month period ended June 30, 1999 which were 122% higher than those incurred during the 1998 fiscal year. This increase was primarily attributable to increased travel expenses incurred to promote the Company's Internet-enabled software products. The Company anticipates marketing expenses will increase over the next 12 months as a result of its current initiatives in Thailand and throughout Asia and Latin America, which will require extensive travel for the its marketing staff.

     Research and Development Expenses. Research and development expenses primarily include personnel costs relating to developing the Company's software and maintaining and enhancing the features, content and functionality of the Company's Internet Web site and related systems. Research and development expenses were $135,966 for the six-month period ended June 30, 1999 which represents an increase of 31.6% over the 1998 fiscal year. This increase was primarily due to increased staffing in the research and development team. The Company anticipates that its research and development staff will continue to grow through the end of 1999 and into 2000 as the Company focuses on improving and expanding the features and availability of its Internet-and network-enabled software products.

     Income Taxes. No provision for federal income taxes has been recorded for the six-month period ended June 30, 1999 or the nine-month period ended December 31, 1998 as a result of losses. As of December 31,1998, the Company had approximately $416,716 of federal net operating loss carryforwards available to offset future taxable income; these carryforwards expire in various years beginning in 2018, if not previously utilized.


Nine-Month Period Ended December 31, 1998

     Revenues. Revenues were $14,824 for the nine-month period ended December 31, 1998. This amount primarily consists of retail sales of the Company's ENGLISH PRO Version 6.2 CD-ROM software product which was introduced in Canada in December 1998.

     Cost of Revenues. Cost of revenues was $6,873 for the nine-month period ended December 31, 1998 and primarily reflects costs associated with production of the initial production of the Company's ENGLISH PRO Version 6.2 CD-ROM software product.

     Amortization and Depreciation. Depreciation expenses for the nine-month period ended December 31, 1998 were $4,205 and amortization expenses were $52,000 for the same period. Amortization expenses consist primarily of amortization of a license fee for the use of software.

     General and Administration Expenses. General and administrative expenses were $207,644 for the nine-month period December 31, 1998, which consisted primarily of management, financial and administrative personnel expenses and related costs and professional service fees.

     Marketing Expenses. Marketing expenses were $57,485 for the nine-month period ended December 31, 1998 during which period the Company began preliminary sales and marketing efforts related to the CD-ROM version of its software.

     Research and Development Expenses. Research and development expenses were $103,333 for the nine-month period ended December 31, 1998 during which period the Company began assembling a research and development team necessary to further the development of the Company's software products and Internet Web sites.


Liquidity and Capital Resources

     Since inception, the Company has financed operations and met its capital expenditure requirements primarily through private sales of equity securities, which have resulted in net proceeds of $985,731 through June 30, 1999. At June 30, 1999, the Company had $331,733 in cash and cash equivalents and $321,178 in working capital.

     The Company has not yet generated positive cash from operating activities. Cash used in operating activities was $241,396 and $373,693 for the nine-month period ended December 31, 1998 and the six-month period ended June 30, 1999, respectively. The Company does not expect to generate positive cash from operations for the year ending December 31, 1999.

     To date, the Company's investing activities have consisted of capital expenditures totaling $20,298 and $26,294 for the nine-month period ended
December 31, 1998 and the six-month period ended June 30, 1999, respectively. The capital expenditures related primarily to the acquisition of computer software and equipment as well as furniture and fixtures used to support its growing employee base.

     Net cash provided by financing activities was $297,778 and $697,662 for the nine-month period ended December 31, 1998 and the six month period ended June
30, 1999, respectively. Net cash provided by financing activities resulted primarily from issuance of capital stock, which was partially offset by principal payments on capital leases and notes payable.

     The Company does not foresee an immediate increase in operating expenses until such time as revenues commence from the sale of advertisements in Thailand and/or the Company is successful in raising equity or debt financing sufficient enough to meet its current working capital requirements and support an increase in operating expenses. The Company expects that revenues from advertising sales will occur in the fourth quarter of 1999 and therefore projects increases in development and marketing will coincide with these revenues.

     The Company believes that available cash and cash equivalents combined with anticipated operating revenues will be adequate to fund the Company's operations over the next three months. Thereafter, the Company expects it will need to raise additional capital to meet its long-term operating requirements. The Company may encounter business initiatives that require significant cash commitments or unanticipated problems or expenses that could result in a requirement for additional cash before that time. If the Company raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders would be reduced, and such securities might have rights, preferences or privileges senior to its common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of business opportunities, develop or enhance its products or otherwise respond to competitive pressures would be significantly limited, and it may significantly restrict the Company's operations.


Foreign Currency Translation and Hedging

     The Company is exposed to foreign currency fluctuations through its operations in Canada. Substantially all of its revenues to date and corresponding receivables have been in United States dollars. However, all research and development expenses, customer support costs and administrative expenses are in Canadian dollars.

     The Company recorded a foreign exchange gain (loss) of $1,673 and ($2,026) for the nine-months ended December 31, 1998, the six-months ended June 30, 1999, respectively. As the foreign exchange gains (losses) were not significant, the Company does not, at this time, engage in forward exchange contracts for the purpose of hedging against fluctuations in the exchange rate between United States and Canadian dollars.

     During the fourth quarter 1999 and the first two quarters of 2000, the Company intends to engage in activities in foreign countries, namely Thailand, Malaysia, Columbia, Taiwan and China. These activities will likely result in development expenses related to the installation, support and maintenance of ENGLISH PRO Network Edition on educational networks and sales and marketing expenses related to generating advertising revenues in these regions. The Company has no immediate plans for hedging against fluctuations in these currencies.

Year 2000 Compliance

     The Year 2000 ("Y2K") issue is the result of certain computer hardware, operating system software and software application programs having been developed using two digits rather than four to define a year. For example the clock circuit in certain hardware may be incapable of holding a date beyond the year 1999; some operating systems may recognize a date using "00" as the year 1900 rather than 2000 and certain applications may have limited date processing capabilities. These problems could result in the failure of major systems or miscalculations, which could have a material impact on companies through business interruption or shutdown, financial loss, damage to reputation, and legal liability to third parties.

     Within the past twelve months, the Company has been assessing its exposure to risks relating to the Y2K issue. These analysis and remediation issues are addressed in a four-phase plan of action.

     Phase I - Inventory and Risk Assessment. This Phase requires an inventory and assessment of the business and information systems used by the Company, including desktop hardware and software, network hardware and software, and telephone systems. The Company uses Intel-based PC desktop products. In connection with a review of this hardware the Company has determined that all systems are Year 2000 compliant and contain four digit date codes. In addition the Company uses "off the shelf" software for desktop applications. In connection with a review of this software the Company has replaced its accounting software. The Company's existing products are all Year 2000 compliant and contain four digit date codes. As a result, the Company believes it has completed this Phase. The Company's Internet Web sites are Y2K compliant. The Company relies on Windows NT server software, Microsoft Internet Server software and Microsoft SQL Server software, all of which, the Company has been informed, are Y2K compliant. The Company does not have any contingency plans should the Microsoft software not work on January 1, 2000.

     Phase II - Remediation Cost Estimation. This Phase involves the analysis of each Y2K compliance issue, determination of how such risks will be remediated and the cost of such remediation. As indicated, the Company does not anticipate needing to replace any additional hardware. It has upgraded some desktop software with readily available prepackaged programs. Because of the Company's limited operating history, it has not incurred significant time or expense in connection with transferring data to any upgraded desktop software. The Company believes it has completed this Phase.

     Phase III - Remediation. This Phase includes the replacement or correction of any necessary business or information systems. This Phase is complete for both the information technology systems and the non-information technology business systems.

     Phase IV - Remediation Testing. This Phase includes the future date testing of all remediation efforts made in Phase III to confirm that the changes made bring the affected systems into compliance, no new problems have arisen as a result of the remediation, and that all new systems which replaced non-compliant systems are Y2K compliant regardless of whether vendors represent that such systems are Y2K complaint. The Company believes it has completed this Phase and is therefore Y2K compliant.

     Third Party Relationships. Even if the internal systems of the Company are not materially affected by the Year 2000 problem, the Company's business, financial condition and results of operations could be materially adversely affected by disruption in the operation of enterprises with which the Company interacts. The Company currently relies or plans to rely on third party companies in connection with the manufacture and distribution of its products. The Company plans to rely on Pac Services Inc. ("PAC") for the assembly and distribution of the Company's packaged CD-ROM software products. PAC has reported that it has developed a comprehensive plan to achieve Year 2000 compliance of its sensitive systems by the fall of 1999. However, PAC cannot guarantee its Year 2000 compliance or that of its suppliers. While another company could be retained to assemble and distribute the Company's packaged CD-ROM software products, any interruption in PAC's assembly or distribution of the

Company's packaged CD-ROM software products could have a significant adverse effect on the Company's business. The Company's servers in Thailand are Y2K compliant, and the Company has been informed by the Ministry of University Affairs that the Ministry is currently completing its Y2K readiness programs. If the Ministry's UniNet network does not operate on January 1, 2000, the Company will be unable to provide service on the UniNet until such time as the Ministry's network is functional, which could have a material adverse effect on the Company business and financial results.

     Based on current information, the Company believes the Y2K issue will not have a material adverse effect on the Company, its consolidated financial position, results of operations or cash flows. However, there can be no assurance that the Company's Y2K remediation efforts, or those of third parties will be properly and timely completed, and the failure to do so could have a material adverse effect on the Company, its business, results of operation, and its financial condition. In particular, the Company has not yet completed its assessment of the Y2K readiness of its significant third-party service providers. Completion of this assessment may result in the identification of additional issues, which could have a material adverse effect on the Company's results of operations. In addition, important factors that could cause results to differ materially include, but are not limited to, the ability of the Company to successfully identify systems which have a Y2K issue, the nature and amount of remediation effort required to fix the affected system, and the costs and availability of labor and resources to successfully address the Y2K issues.

     The worst-case scenario pertaining to the Y2K issue would be an overall failure of the Internet, electronic and telecommunications infrastructure. In addition, the systems and services provided by the Company's third-party vendors may fail to be Y2K compliant despite their representations to the contrary. The failure by these entities or systems to be Y2K compliant could result in a systemic failure beyond the Company's control, which could also prevent users from accessing the Company's freeENGLISH.com Internet Web site, which would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company is continuing to formulate its Y2K contingency plans. The Company views its dependence on critical suppliers and the Internet as its primary exposure to potential Y2K concerns. The Company will continue to evaluate potential alternatives to reduce its dependence on those suppliers, and secure alternate supplies in the event that any supplier experiences significant business interruption as a result of Y2K or other concerns. Development of the Y2K contingency plans is expected to be substantially complete by the end of September 1999.


ITEM 3 DESCRIPTION OF PROPERTY


     EDUVERSE Accelerated Learning Systems (Canada) Inc., a wholly-owned subsidiary of the Company, currently leases approximately 5,000 square feet of office space on a month-to-month basis in Vancouver, British Columbia, Canada. The monthly rent is approximately US$1,070. The Company's www.eduverse.com Web site is located on a server operated by Interland, a web-hosting service provider in the United States. The Company's www.freeENGLISH.com Web site is located on a Company-owned and operated server housed at SMARTT.COM, a Canadian server farm. The Company's servers operating the Ministry of University Affairs ENGLISH PRO Network Edition software are currently located on servers owned and operated by the Company and located in the offices of the Ministry of University Affairs in Bangkok, Thailand.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of June 30, 1999 by: (i) each person known to the Company to own more than five percent (5%) of any class of the Company's voting securities; (ii) each director of the Company; and (iii) all directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                                                                     Amount and Nature of              Percent of
Title of Class        Name and Address (7) of a Beneficial Owner     Beneficial Owner                  Class(1)
--------------        ------------------------------------------     --------------------              --------
Common Stock          Mark E. Bruk (2)                               3,861,100                         30.1%
Common Stock          Marc Crimeni (3)                               3,686,100                         28.8%
Common Stock          Robert Harris (4)                              28,500                            *
Common Stock          Peter O'Donnell (5)                            19,500                            *
Common Stock          All directors and officers of the Company as   3,909,100                         30.4%
                      a group (3 persons) (6)


*    Represents less than 1% of the outstanding shares of common stock.
(1)  Based on an aggregate 12,753,434 shares outstanding as of August 25, 1999
(2) Includes options to purchase 90,000 shares exercisable within 60 days of August 25, 1999.
(3) Includes options to purchase 30,000 shares exercisable within 60 days of August 25, 1999.
(4) Includes options to purchase 13,500 shares exercisable within 60 days of August 25, 1999.
(5) Includes options to purchase 4,500 shares exercisable within 60 days of August 25, 1999.
(6) Includes options to purchase 108,000 shares exercisable within 60 days of August 25, 1999.
(7) Unless otherwise noted, the address of each beneficial owner is 2nd Floor, 1235 West Pender Street, Vancouver, British Columbia V6E 2V1.


ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

     The following table sets forth certain information concerning the certain executive officers and directors of the Company and its subsidiaries as of August 31, 1999.

                                         Position with the Company or
     Name                      Age       Subsidiary
     ----                      ---       ----------------------------
     Mark E. Bruk              40        President, Chief Executive Officer,
                                         Treasurer and Chairman of the Board
                                         and Director
     Robert Harris             50        Manager of Creative Research,
                                         EDUVERSE Accelerated Learning Systems
                                         (Canada) Inc., Secretary and Director
     Marc Crimeni              40        Executive Vice President, EDUVERSE
                                         Accelerated Learning Systems (Canada)
                                         Inc.
     Jeffrey Mah               38        Chief Technology Officer, EDUVERSE
                                         Accelerated Learning Systems (Canada)
                                         Inc.
     Lorne Reicher             42        Vice President, Operations, EDUVERSE
                                         Accelerated Learning Systems (Canada)
                                         Inc.
     Peter O'Donnell           48        Director

     Mark E. Bruk has served as the Company's President, Treasurer, CEO and Chairman since May 28, 1998. He is also President, Treasurer, CEO and Chairman of the Company's wholly-owned subsidiary EDUVERSE Accelerated Learning Systems (Canada), Inc.; President, Secretary, Treasurer and sole Director of the
Company's wholly owned subsidiary ESL PRO Systems, Inc.; and President, Secretary, Treasurer and sole Director of the Company's wholly owned subsidiary M&M Information & Marketing Services, Inc. From July 1996 to August 1997, Mr. Bruk served as Vice President of Applications and then Vice President of Research & Development for InMedia Presentations, Inc., a multimedia and software company ("InMedia"). From August 1995 to May 1996, Mr. Bruk served as the Product Manager for Boswell International Technologies Ltd., a software development company, where he supervised the redesign, development and production of the Boswell ESL system which the Company has subsequently licensed. From October 1994 to July 1995, Mr. Bruk founded and served as the President of News4U, a information service for delivering news via alpha-numeric and numeric pagers. From October 1993 to October 1994, Mr. Bruk served as President of CanFuture Development Inc., a custom software development company.

     Robert Harris has served as the Manager of Creative Research of the Company's wholly owned subsidiary EDUVERSE Accelerated Learning Systems (Canada) Inc. and as Secretary and Director of the Company since June 3, 1998. From 1996 to 1998, Mr. Harris served as executive assistant to the Investment Director of a private investment corporation based in Vancouver and Riyadh, Saudi Arabia and as the assistant to the President for Wayburn Resources Inc., a mineral exploration company. From November 1990 to November 1995, Mr. Harris served as a compliance officer and a director for SZL Sportsight Inc., a sports entertainment technology company.

     Marc Crimeni has served as the Executive Vice President of the Company's wholly owned subsidiary EDUVERSE Accelerated Learning Systems (Canada), Inc. since August 1, 1998. From November 1996 to July 1997, Mr. Crimeni served as Vice President of Sales and Marketing at InMedia. From February 1994 to November 1996, he served as the International Sales Manager for Inetco Systems Inc., a software company. From June 1992 to July 1993, Mr. Crimeni served as
International Sales Manager for Prologic Computer Corporation, a software development company. On September 3, 1998, the British Columbia Securities Commission fined Mr. Crimeni Cdn$10,000 for failing to disclose a pending criminal proceeding involving the improper storage of a firearm in a regulatory filing. As a result of this action, Mr. Crimeni agreed to resign any position he held as a director or officer of a reporting issuer in British Columbia, to not serve as a director or officer of any reporting issuer in British Columbia and to not engage in any investor relations activities until December 4, 1999. Mr. Crimeni also agreed to complete an educational program relating to securities prior to resuming any position as a director or executive officer of a British Columbia reporting issuer.

     Jeffrey Mah has served as the Chief Technology Officer of the Company's wholly-owned subsidiary EDUVERSE Accelerated Learning Systems (Canada), Inc., since August 1, 1998. From January 1998 to May 1998, Mr. Mah founded and was President of e-werks Software, Inc., an educational software development firm. From March 1997 to January 1998, he served as Senior Java Programer at InMedia. From May 1996 to November 1996, Mr. Mah was a member of the Scientific and
Engineering Staff at MacDonald Dettwiler and Associates, an information technology company. From May 1994 to May 1996, Mr. Mah founded and was President of Stormchaser Productions, an information technology strategy and systems development and integration company. Mr. Mah is also serving as an Instructor at the British Columbia Institute of Technology, offering courses in object oriented application design in Java and structured programming. He received his Bachelor of Science Degree in Computer Science from the University of British Columbia in 1985.

     Lorne Reicher has served as the Vice President of Operations of the Company's wholly owned subsidiary EDUVERSE Accelerated Learning Systems (Canada), Inc., since January 1, 1999. From June 1991 to January 1998, Mr. Reicher was the Director of Franchising, Western Region for Hartco Enterprises Inc., a franchisor of systems integrators, computer resellers and computer retailers. From June 1985 to Jun 1991, Mr. Reicher founded and was a partner and General Manager of the Penny Group, a independent computer reseller association.

     Peter O'Donnell has served as a Director of the Company since May 28, 1998. Mr. O'Donnell is currently serving as the Vice-President, Marketing, of Intracom Corporation, an Internet medical imaging company and as the Chief Operating Officer of Personal Internet Assistants, Inc., an Internet research service. From 1997 to 1998, Mr. O'Donnell served as the Chief Executive Officer of Soqual Creative Marketing Services, a marketing company, and as the Executive Vice-President, Marketing, of The Black Vodka Company. From 1994 to 1997,

Mr. O'Donnell served as the Executive Vice-President of Sales and Marketing for OneVoice Corp., a multi-lingual Web content and translation/localization service. Mr. O'Donnell currently serves on the Board of Advisors for VidBot.com, a streaming video Internet directory company. He received his Bachelor's Degree in Journalism in 1972 from the University of Florida.

Board of Directors


     Each member of the Board of Directors is elected annually and holds office until the next annual meeting of shareholders or until his successor has been elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company. Officers serve at the discretion of the Board and are appointed annually. The Board currently has no committees.

     None of the Company's directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company. No director or executive officer of the Company has any family relationship with any other officer or director of the Company.


ITEM 6 EXECUTIVE COMPENSATION


Compensation of Executive Officers

     The following table sets forth compensation information for the Company's Chief Executive Officer during the fiscal year ended December 31, 1998:


                                                 Summary Compensation Table
                                                 --------------------------

                                                                               Compensation
                                                                                                  Other Annual
   Name and                                                          Salary          Bonus        Compensation
   Principal Position                               Fiscal Year        ($)            ($)              ($)
   ------------------                               -----------       -----          ------       --------------
   Mark E. Bruk                                        1998          60,000            --              --
     President, CEO and Chairman



                     Option/SAR Grants in Last Fiscal Year

     The following table shows information regarding grants of stock options to the Company's Chief Executive Officer during the year ended December 31, 1998.

                                                           Individual Grants
                              -----------------------------------------------------------------------
                                                  Percent of
                                Number of       Total Options
                                 Shares           Granted to
                               Underlying        Employees in            Exercise
                                 Options            Fiscal                Price            Expiration
           Name               Granted(#)(3)       Year(%)(2)           ($/Share)(1)           Date
---------------------------   -------------     --------------         ------------        -----------
Mark E. Bruk                     300,000            23.7%                 $0.75               6/3/02

----------------------------

(1) The exercise price per share of each option is equal to the fair market value per share plus a premium of 10% of the fair market value per share of the underlying common stock on the date of grant.

(2) Options to purchase 1,262,500 shares of common stock were granted by the Company to its employees, consultants and directors.

(3)  The options vest 2% per month for a period of 50 months from June 3, 1998.

Employment Agreements

     Effective May 3, 1999, Marc Crimeni, Robert Harris, Jeffrey Mah and Lorne Reicher have entered into employment agreements with EDUVERSE Accelerated Learning Systems (Canada) Inc., the Company's wholly-owned subsidiary, providing for annual salaries of Cdn$90,000, Cdn$36,000, Cdn$108,000 and Cdn$60,000, respectively. The employment agreements may be terminated by the Company with 14 days written notice and by the employees with 30 days written notice. Each of the above named employees have entered into confidentiality and non-competition agreements with the Company.

Stock Option and Purchase Plans

     1998 Stock Option Plan. The Board of Directors and shareholders of the Company adopted the 1998 Stock Option Plan (the "1998 Plan") on June 3, 1998 and amended it on May 30, 1999 and again on June 30, 1999. The 1998 Plan will terminate on the earlier of June 3, 2008 or such other date as the Board of Directors or committee thereof may determine. The 1998 Plan is administered by the Board of Directors or by a committee thereof (the "Plan Administrator") and provides that options may be granted to employees and officers of the Company or any of its subsidiaries and to directors of the Company who are employees of the Company or any of its subsidiaries, based on the eligibility criteria set out in the 1998 Plan.

     The 1998 Plan authorizes the grant of "incentive stock options" as defined in Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), and "non-qualified" stock options. The options issued under the Stock Option Plan are exercisable at a price fixed by the Plan Administrator, in its sole discretion, subject to specific requirements relating to incentive stock options under the Code. Non-qualified and incentive stock options generally expire ten years from the grant date, except non-qualified and incentive stock options which are granted to a person owning more than 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company expire after five years from the grant date.

     The maximum number of the shares reserved for issuance under the 1998 Plan, including options currently outstanding, is 2,500,000 shares. As of August 25, 1999, a total of 1,477,500 options are issued and unexercised.

     1998 Director's Stock Option Plan. The Board of Directors and stockholders of the Company adopted the 1998 Director's Stock Option Plan (the "1998 Directors Plan") on June 3, 1998. The 1998 Directors Plan will terminate on the earlier of June 30, 2008 or such other date as the Board of Directors or committee thereof may determine. The 1998 Directors Plan is administered by the Board of Directors or by a committee thereof (the "Plan Administrator") and provides that options may be granted to Directors of the Company who are not employees of the Company.

     Under the 1998 Directors Plan, options may be exercised at a price not less than the fair market value of the Company's common stock on the date of grant, which is deemed to be the closing price of the Company's shares on NASD Over-The-Counter Bulletin Board Market on the date of grant. Options are granted under the 1998 Directors Plan to eligible Directors in accordance with the following formula:

     1. Upon initial election or appointment to the Board of Directors each director is entitled to receive an option to purchase up to 25,000 share of the Company's common stock.

     2. Upon re-election to the Board of Directors each director is entitled to receive and option to purchase up to 8,000 shares of the Company's common stock.

In the event a Director serves only a partial term before re-election, the number of options to purchase shares granted upon their re-election is prorated to reflect the amount of time served as a Director. Options typically vest 2% each month and expire 10 years from the date of grant.

     At December 31, 1998 and June 30, 1999, the granting of 25,000 options at an exercise price of $0.68 per share had been authorized by the Board of Directors; however, no option agreements had been executed during 1998 or during the six months ended June 30, 1999.

     The maximum number of shares reserved for issuance under the 1998 Directors Plan, including options currently outstanding, is 150,000 shares. As of August 25, 1999, a total of 25,000 options are issued and outstanding.

     1998 Employee Stock Purchase Plan. The Company has established a share compensation arrangement for its employees known as the 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan"). The 1998 Purchase Plan became effective as of June 3, 1998 and will terminate on the earlier of June 3, 2008, the date on which all authorized shares under the 1998 Purchase Plan are distributed or on a date determined by the Board of Directors. The 1998 Purchase Plan is administered by the Board of Directors or committee thereof (the "Plan Administrator"). Under the terms of the 1998 Purchase Plan, the aggregate number of shares that may be issued pursuant to the plan is 500,000.

     The 1998 Purchase Plan provides that each full-time employee (subject to certain limited exceptions) of the Company may purchase shares of the Company's common stock by payroll deduction up to an amount equal to the lesser of (1) the maximum number of shares set by the Plan Administrator, or (2) 200% of the number of shares determined by dividing the dollar amount in such employee's payroll deduction account by 85% of the closing bid price on the NASD OTC Bulletin Board on the day previous to the purchase. The number of shares which an employee may purchase during any given offering period is determined by dividing the amount accumulated in such employee's payroll deduction account during the offering period by the lower of (1) eighty-five percent of the fair market value of a share of the Company's common stock on the first day of the offering period, or (2) eighty-five percent of the fair market value of the Company's common stock on the purchase date. At August 25, 1999, no employees had yet been offered participation in the 1998 Purchase Plan.

Compensation of Directors

     During the most recently completed financial year ended December 31, 1998, there was no compensation paid by the Company to the directors for their services as directors except as otherwise disclosed herein. There are no standard arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as directors, although the Company from time to time may grant options to acquire Common Shares for directors. As at the date hereof the Company has no outstanding options to Directors that have been granted for their services as such.


ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company that has materially affected the Company, or any proposed transaction that would materially affect the Company, except for an interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

     In May 1998, pursuant to an exchange offer, the Company acquired 100% of the outstanding Common Stock of ESL PRO Systems, Inc. and M&M Information & Marketing Services, Inc., corporations controlled by Mark E. Bruk, the Company's Chief Executive Officer, Treasurer and Chairman, and Marc Crimeni, Executive Vice President of the Company's wholly owned subsidiary EDUVERSE Accelerated Learning Systems (Canada) Inc. In connection with the acquisitions, the Company issued to the stockholders of ESL and M&M an aggregate of 9,000,000 shares of common stock. Mr. Bruk and Mr. Crimeni received 3,746,100 and 3,686,100 shares of the Company, respectively.

     During 1998 and 1999, Mr. Bruk loaned an aggregate of $63,685 to the Company, of which amount $45,000 represented deferred consulting fees payable to Mr. Bruk. The loan was interest free and contained no repayment terms. As of July 31, 1999, all amounts outstanding under the loan have been prepaid.

     In May 1999,  the Company  entered  into  employment  agreements  with Marc
Crimeni,   Robert  Harris,   Jeffrey  Mah  and  Lorne  Reicher.  See  "Executive
Compensation -- Employment Agreements."

ITEM 8 DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, of which 12,751,089 were outstanding at June 30, 1999. Holders of Common Stock are entitled to dividends, pro rata, when, as and if declared by the Board of Directors out of funds available therefor. Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities. Holders of Common Stock are not granted any preemptive, subscription, redemption rights or registration rights. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, $0.001 par value, of which no shares are currently outstanding. Holders of Preferred Stock are not entitled to any voting rights. The Company does not currently have any plans or arrangements to issue any Preferred Stock.

Anti-Takeover Provisions

     Provisions of applicable Nevada law may affect potential changes in control. The cumulative effect of these provisions may be to make it more difficult to acquire and exercise control and to make changes in management.

     Nevada law prohibits combinations between Nevada corporations and interested stockholders for a period of three years after the interested stockholder's date of acquiring shares unless the combination or the purchase of the shares by the interested stockholder is approved by the board of directors.

     Applicable Nevada law also prohibits business combinations between Nevada corporations and interested stockholders following the expiration of three years after the interested stockholder's date of acquiring shares unless the combination meets the requirements specified in Section 78.439 for director and stockholder approvals or Sections 78.441 to 78.444 inclusive with respect to the consideration to be received in the combination by all stockholders other than the interested stockholder. Applicable Nevada law defines "interested stockholders" to include persons who, alone or together with affiliates, beneficially own at least 10% of the outstanding stock of the corporation. A Nevada corporation may opt out of the application of these provisions, but the Company has not opted out.

     Applicable Nevada law also denies voting rights to a stockholder who acquires a controlling interest in a Nevada corporation, unless the voting rights are approved by a majority of the voting powers of the corporations. A Nevada corporation may opt out of the application of these provisions, but the Company has not opted out.

     Nevada law does not require a stockholder vote of the surviving corporation of the merger if:

     o    the merger does not amend the existing articles of incorporation;

     o each outstanding share of the surviving corporation before the merger is unchanged; and

     o the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to such issuance.

     The effect of these provisions may be to make more difficult the accomplishment of a merger or other takeover or change in control. To the extent that these provisions have this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for common stock and in so doing may diminish the market value of the common stock.

Transfer Agent and Registrar

     The registrar and transfer agent of the Company is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona, US 85251

                                    PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock has traded on the NASD Over-The-Counter Market Bulletin Board ("OTCBB") since July 6, 1998 under the symbol "EDUV." The following is a summary of trading, on a calendar quarter basis, in the shares on the OTCBB during 1998 and 1999:


        1998                               High                       Low                      Volume
        ----                               ----                       ---                      ------

    Third Quarter                          $1.80                     $1.60                     171,500

    Fourth Quarter                         $1.70                     $0.50                   1,221,800

        1999
        ----

    First Quarter                          $1.60                     $0.62                   6,419,700

    Second Quarter                         $2.00                     $0.68                   4,068,600

    Third Quarter (through                 $1.43                      $.90                     632,900
    July 31, 1999)


     The price for the Company's Shares on the OTCBB on July 31, 1999, was $1.18
(High) and $1.00 (Low), and the close price was $1.06.

     Other than described above, the Company's shares are not and have not been listed or quoted on any other exchange or quotation system.

     As of June 30, 1999, the Company had approximately 800 shareholders of record (including nominees and brokers holding street accounts) of shares the Company's Common Stock.

     The Company has never paid dividends on its Common Stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying any dividends in the foreseeable future. As of August 31, 1999 there are outstanding options to purchase 1,477,500 shares of common stock.


ITEM 2    LEGAL PROCEEDINGS

     The Company is not a party to, and none of the Company's property is subject to, any material pending or threatened legal proceeding.


ITEM 3    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On May 28, 1998, upon recommendation by its Board of Directors, the Company dismissed the accounting firm Barry L. Friedman, P.C., of 1582 Tulita Drive, Las Vegas, Nevada, US 89123, as the auditors for the Company. On March 22, 1999, the Company retained Ernst & Young LLP, of 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y1C7, as auditors for the Company.

     In  connection  with the  audits of the most  recent  fiscal  years and any interim period preceding dismissal, no disagreements exist with any former accountant on any matter of accounting principles or procedure, which disagreements if not resolved to the satisfaction of the former accountant would have caused him to make reference in connection with his report to the subject matter of the disagreement(s).

     The principal accountant's report on the financial statements for any of the past two years contained no adverse opinion or a disclaimer of opinion nor was qualified as to uncertainty, audit scope or accounting principles.


ITEM 4    RECENT SALES OF UNREGISTERED SECURITIES

     On May 28, 1999, the Company issued 2,000,000 shares of common stock in connection with the acquisition of ESL Pro Systems, Inc. ("ESL") at a deemed price of $0.001 per share for an aggregate purchase price of $2,000.00. The shares were issued to the stockholders of ESL: Mark Bruk, Marc Crimeni, Boswell International Technologies Ltd., Maggie Dodd, Al Hasley, Peter Apostoli, Wyn Roberts and Colin Laine. The shares were issued to holders outside the United States pursuant to an exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended (the "Securities Act").

     On May 28, 1999, the Company issued 7,000,000 shares of common stock in connection with the acquisition of M&M Information & Marketing Service, Inc. ("M&M") at a deemed price of $0.001 per share for an aggregate purchase price of $7,000.00. The shares were issued to the stockholders of M&M: Mark Bruk, Lil Crimeni, John and Helen Bruk, Ian Bruk, Bruce Bruk, Steven and Karen Bruk, Emily Bruk, Adele Paulsen, Nick Sereda, Ron Crimeni, Darrel Crimeni, Adrian Crimeni, Zena Weston, Iris Hickey, Jeffrey Mah, Jeff Giddens, Jeff Day, Lorne Johnson, Bonnie Mah, David and Florence Mazzucco, Marlene Derrah, Martin Mazzucco, Deborah Joel, Marshall Farris, Christopher Brough, Dickson Wong, Carlos Ceberio, Juraj Krajci, Robert Harris, Peter O'Donnell and Ron Balshine. The shares were issued to holders outside the United States pursuant to an exemption from registration provided by Section 4(2) under the Securities Act and an exclusion from registration provided by Regulation S under the Securities Act.

     On May 27, 1998, the Company issued and additional 2,250,000 shares of common stock at a deemed price of $0.001 per share in connection with the acquisition of ESL and M&M to the former stockholders of ESL and M&M. The shares were issued pursuant to an exemption from registration provided by Section 4(2) under the Securities Act and an exclusion from registration provided by Regulation S under the Securities Act.

     In June 1998, the Company issued 136,500 shares of common stock to Tantum Ltd. at prices per share ranging from $0.675 to $0.80 for an aggregate purchase price of $99,950. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On July 27, 1998, the Company issued 2,630 shares of common stock to Ryan and Erin Sawatzky at a price of per share of $1.25 for an aggregate purchase price of $3,288. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On August 28, 1998, the Company issued 66,666 shares of common stock to Tantum Ltd. at a price of per share of $0.75 for an aggregate purchase price of $50,000. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On December 14, 1998, the Company issued 25,000 shares of common stock to Lorne Reicher in exchange for cancellation of $8,750 in debt owed by the Company. The deemed price of per share was $2.86. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     In December 1998, the Company issued 123,880 shares of common stock to Tantum Ltd. at prices per share ranging from $0.57 to $1.57 for an aggregate purchase price of $54,937.10. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On December 29, 1998 and December 30, 1998, the Company issued an aggregate of 93,500 shares of common stock to Jonathan Davies, Vaughn Barbon and Maggie Dodd in exchange for cancellation of an aggregate of $62,900 in debt owed by the Company. The deemed price per share of $0.672. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On January 12, 1999, the Company issued 35,211 shares of common stock to Tantum Ltd. at a price per share of $0.71 for an aggregate purchase price of $24,999.81. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On January 29, 1999, the Company issued 30,768 shares of common stock to Tantum Ltd. and Bingo, Inc. at a price per share of $0.65 for an aggregate purchase price of $19,999.20. The shares were issued to holders outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On January 29, 1999, the Company issued 6,541 shares of common stock to Marshall Farris at a price per share of $0.733 for an aggregate purchase price of $4,794.55. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     In February 1999 and March 1999, the Company issued an aggregate of 119,038 shares of common stock to Tantum Ltd. at prices per share ranging from $0.59 to $1.00 for an aggregate purchase price of $85,998.98. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     In March 1999, the Company issued an aggregate 700,000 shares of common stock to Bona Vista West Ltd. at prices per share ranging from $0.83 to $1.00 for an aggregate purchase price of $575,000. The shares were issued pursuant to an exemption from registration provided by Rule 504 under the Securities Act.

     On March 15, 1999, the Company issued an aggregate of 49,999 shares of common stock to Mark Bruk, Marshall Farris and Zina Weston at a price per share of $0.60 for an aggregate purchase price of $29,999.40. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On March 31, 1999, the Company issued 5,294 shares of common stock to Vaughn Barbon at a price per share of $0.567 for an aggregate purchase price of $3,000.00. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On March 31, 1999, the Company issued 3,393 shares of common stock to Marshall Farris at a price per share of $0.507 for an aggregate purchase price of $1,719.48. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On May 21, 1999, the Company issued 102,669 shares of common stock to Re/Max Realty Investments Ltd. at a price per share of $$0.487 for an aggregate purchase price of $49,999.80. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     On July 19, 1999, the Company issued 2,345 shares of common stock to Vaughn Barbon at a price per share of $0.853 for an aggregate purchase price of $2,700. The shares were issued to a holder outside the United States pursuant to an exclusion from registration under Regulation S under the Securities Act.

     From October to November, 1999, the Company issued convertible notes in the aggregate amount of $30,000 to Mark Bruk, Marshall Farris and Zina Weston. The notes beared interest at 25% for the first 90 days and 10% thereafter. At the option of the holder(s) the loan was convertible into common shares of the Company at a conversion rate of (i) $0.60 per share for the accrued interest protion only or (ii) $0.50 per share for the principal and accured interest. On March 15,1999 49,999 shares of commons stock at $0.60 per share were issued to Mark Bruk (25,000), Marshall Farris (16,666) and Zina Weston (8,333) in payment of outstanding interest on these notes. The Notes were issued pursuant to an exclusion from registration under Regulation S under the Securities Act. As of August 27, 1999, the outstanding principal amount of the notes has been paid in full.

     From July 1998 to June, 1999, the Company issued non-interest bearing notes with no specific terms of repayment in the aggregate amount of $95,000. The notes were issued pursuant to an exclusion from registration under Regulation S under the Securities Act. As of August 27, 1999, the outstanding principal amount of the notes has been paid in full.

     Since May 1998, the Company has issued an aggregate of 1,477,500 options to purchase its common stock, with exercise prices ranging from $0.68 to $5.50 per share, to employees, directors, advisors and service providers under its 1998 Stock Option Plan and its 1998 Directors Stock Option Plan. Of these options, none have been cancelled without being exercised, options for no shares have been exercised and all options remain outstanding. The issuance of these options and the underlying shares were exempt from registration under Rule 701 under the Securities Act.


ITEM 5    INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Nevada General Corporation Law (the "Nevada Act") authorizes Nevada corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the Nevada Act require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Nevada law is not exclusive and is in addition to any other rights granted to officers and directors under the Articles of Incorporation or Bylaws of a corporation or any agreement between officers and directors and a corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the officer or director and incurred by the officer or director in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Nevada Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

     The report and financial statements of the Company for the year ended December 31, 1998 reported on by Ernst & Young, LLP, and the unaudited financial statements for the period ended June 30, 1999 are attached hereto. The financial statements were prepared in accordance with generally accepted accounting principles in United States and are presented in United States dollars.

                       CONSOLIDATED FINANCIAL STATEMENTS



                                  EDUVERSE.COM
                        (formerly Perfect Future, Ltd.)



                               December 31, 1998

                          INDEPENDENT AUDITORS' REPORT





To the Directors of
Eduverse.Com

We have audited the accompanying consolidated balance sheet of Eduverse.Com as of December 31, 1998, and the related consolidated statement of operations and deficit, stockholders' equity and cash flows for the period from the date of incorporation on May 5, 1998 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eduverse.Com as of December 31, 1998 and the results of its operations and its cash flows for the period from the date of incorporation on May 5, 1998 to December 31, 1998, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP
Vancouver, Canada,
May 25, 1999.                                            Chartered Accountants

Eduverse.Com
(formerly Perfect Future, Ltd.)


                           CONSOLIDATED BALANCE SHEET

                                                    (Expressed in U.S. dollars)

                                                               December 31, 1998
                                                                         $
--------------------------------------------------------------------------------
ASSETS
Current
Cash                                                                    37,757
Accounts receivable, less allowance of $nil [note 3]                    18,477
Finished goods inventory                                                44,421
Prepaid expenses                                                         5,651
--------------------------------------------------------------------------------
Total current assets                                                   106,306
Capital assets, net [note 4]                                            31,774
Deferred charge, net of accumulated amortization of
   $52,000 [note 5]                                                    159,800
--------------------------------------------------------------------------------
                                                                       297,880
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable [notes 6 and 11]                                      102,778
Capital lease obligations                                                7,041
Loans payable [note 8]                                                  78,685
Current portion of royalty payable [note 5]                             29,400
Unearned revenue                                                        20,138
--------------------------------------------------------------------------------
Total current liabilities                                              238,042
Royalty payable [note 5]                                               130,400
--------------------------------------------------------------------------------
                                                                       368,442
--------------------------------------------------------------------------------
Commitment [note 5]
Stockholders' equity
Share capital [note 9]
Common stock - $0.001 par value
   50,000,000 authorized, 11,607,046 issued and outstanding             11,607
Preferred stock - $0.001 par value
   5,000,000 authorized, nil issued and outstanding                          -
Shares to be issued [note 11]                                           46,747
Additional paid in capital                                             286,127
Cumulative translation adjustment                                        1,673
Deficit                                                               (416,716)
--------------------------------------------------------------------------------
Total stockholders' equity                                             (70,562)
--------------------------------------------------------------------------------
                                                                       297,880
--------------------------------------------------------------------------------

See accompanying notes

On behalf of the Board:

                                    Director                      Director

Eduverse.Com
(formerly Perfect Future, Ltd.)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   AND DEFICIT

                                                     (Expressed in U.S. dollars)

                                                     For the Period From Date of
                                                    Incorporation on May 5, 1998
                                                         to December 31, 1998
                                                                   $
--------------------------------------------------------------------------------
REVENUE [note 3]
Software sales                                                       14,824
--------------------------------------------------------------------------------
Cost of goods sold                                                   (6,873)
--------------------------------------------------------------------------------
                                                                      7,951
--------------------------------------------------------------------------------
EXPENSES
Amortization of deferred charge                                      52,000
Depreciation                                                          4,205
General and administration [note 7]                                 207,644
Marketing                                                            57,485
Research and development                                            103,333
--------------------------------------------------------------------------------
                                                                    424,667
--------------------------------------------------------------------------------
Net loss                                                           (416,716)

Deficit, beginning of period                                             --
--------------------------------------------------------------------------------
Deficit, end of period                                             (416,716)
--------------------------------------------------------------------------------
Comprehensive loss
Net loss                                                           (416,716)
Foreign currency translation                                          1,673
--------------------------------------------------------------------------------
Comprehensive loss                                                  415,043
--------------------------------------------------------------------------------
Basic and fully diluted loss per share [note 9]                       (0.04)
--------------------------------------------------------------------------------
Weighted average number of shares                                 9,512,400
--------------------------------------------------------------------------------

See accompanying notes

Eduverse.Com
(formerly Perfect Future, Ltd.)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


For the period from date of incorporation on May 5, 1998 to December 31, 1998                            (Expressed in U.S. dollars)




                                                 Common stock                                   Cumulative
                                            Number                  Shares to    Additional     translation   Accumulated
                                          of shares      Amount     be issued  paid in capital   adjustment     deficit        Total
                                              #            $          $            $                 $             $             $
------------------------------------------------------------------------------------------------------------------------------------
Shares issued upon incorporation           9,000,000     9,000          --         10,560            --            --        19,560
Additional shares issued as a result
  of the reverse acquisition [note 9]      2,250,000     2,250          --         (2,249)           --            --             1
Issuance of common stock                     357,046       357          --        229,816            --            --       230,173
Common stock to be issued [note 11]           90,171        --      46,747             --            --            --        46,747
Stock based compensation                          --        --          --         48,000            --            --        48,000
Loss for year                                     --        --          --             --            --      (416,716)     (416,716)
Cumulative translation adjustment                 --        --          --             --         1,673            --         1,673
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                11,697,217    11,607      46,747        286,127         1,673      (416,716)      (70,562)
------------------------------------------------------------------------------------------------------------------------------------

Eduverse.Com
(formerly Perfect Future, Ltd.)

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                     (Expressed in U.S. dollars)




                                                       Nine Month Period Ended
                                                           December 31, 1998
                                                                  $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                                       (416,716)
Adjustment to reconcile net loss to net cash used in
   operating activities:
   Common shares issued for services rendered                    16,748
   Amortization of deferred charge                               52,000
   Depreciation                                                   4,205
   Stock based compensation                                      48,000
Changes in non-cash working capital items:
   Accounts receivable                                          (18,477)
   Finished goods inventory                                     (44,421)
   Prepaid expenses                                              (5,651)
   Accounts payable                                             102,778
   Unearned revenue                                              20,138
--------------------------------------------------------------------------------
Net cash used in operating activities                          (241,396)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in loans payable                                        78,685
Payments under capital lease obligations                         (8,640)
Issuance of common stock                                        197,733
Cash received on common stock to be issued                       30,000
--------------------------------------------------------------------------------
Net cash provided by financing activities                       297,778
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                      (20,298)
--------------------------------------------------------------------------------
Net cash used in investing activities                           (20,298)
--------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                   1,673

Net increase in cash                                             37,757
Cash, beginning of period                                            --
--------------------------------------------------------------------------------
Cash, end of period                                              37,757
--------------------------------------------------------------------------------

See accompanying notes

1.   NATURE OF BUSINESS AND REVERSE ACQUISITION

Eduverse.Com. (the "Company") was incorporated on October 22, 1991, under the laws of the State of Nevada, as Ward's Futura Automotive, Ltd. The Company's name was subsequently changed to Perfect Future, Ltd. On June 11, 1998 its name was changed to Eduverse Accelerated Learning Systems, Inc. and on May 19, 1999 to Eduverse.Com.

Pursuant to a series of transactions on May 28, 1998 and May 29, 1998, the Company acquired all of the issued and outstanding share capital of ESL Pro Systems Inc. ("ESL") and M&M Information and Marketing Services Inc. ("M&M"), both Nevada companies incorporated on May 5, 1998 and under common control. As a result of these acquisitions, the previous shareholders of ESL and M&M, as a group, owned more than 50% of the issued and outstanding voting shares of the Company. Consequently, this business combination has been accounted for as a reverse acquisition whereby ESL and M&M are deemed to have been combined, on a continuity of interests basis (book value), since their inception on May 5, 1998 and to have acquired the Company. Accordingly, these consolidated financial statements reflect the accounts of ESL & M&M since their inception at their historic net book values, and the accounts of the Company, comprising nominal net assets, at their estimated fair value at the time of the transaction.

The reverse acquisition transaction resulted in the acquisition of 2,000,000 common shares of ESL and 7,000,000 common shares of M&M for the issuance of 9,000,000 of the Company's common shares. The fair value of the net assets of the Company deemed acquired as a result of the reverse acquisition were ascribed a nominal value.

The Company is a technology-based company focused on developing and marketing interactive multimedia educational software products.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Eduverse Accelerated Learning Systems (Canada) Inc. (British Columbia, Canada), incorporated July 9, 1998, ESL Pro Systems Inc. (Nevada) and M&M Information and Marketing Services Inc. (Nevada). All significant intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Finished goods inventory

Finished goods inventory is valued at the lower of weighted average cost and net realizable value.

Capital assets

Capital assets are recorded at cost and are being depreciated on a straight-line basis over their estimated useful lives as follows:

     Computer equipment                                      3 years
     Furniture and office equipment                          5 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Leases

Leases which transfer substantially all the benefits and risks of ownership of the leased property are accounted for as capital leases whereby the property is recorded as an asset and the obligation incurred is recorded as a liability. Under this method of accounting for leases, the asset is depreciated over its estimated useful life and the obligation, including interest thereon, is amortized over the life of the lease.

Financial instruments

The fair values of the financial instruments consisting of cash, accounts receivable, accounts payable, capital lease obligations, loans and royalties payable, approximates their carrying values in the financial statements unless otherwise indicated.

Advertising costs

Advertising costs are expensed as incurred.

Deferred charge

The deferred charge represents a license fee for the use of software and is being amortized on a straight-line basis over the three year minimum term of the license agreement.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance in respect of amounts considered by management to be less likely than not of realization in future periods.

Research and development

Research and development costs are expensed in the period incurred.

Stock-based compensation

The Company accounts for stock-based compensation based on the provision of Accounting Principles Board Opinion No. 25 whereby the intrinsic value of options granted is recorded at the measurement date. The Company has elected to only disclose the effects of the fair value method of accounting for stock options prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123.

Computation of loss per share

Basic loss per share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding for that period. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. As at December 31, 1998, the diluted loss per share is equivalent to the basic loss per share since the Company is in a loss position.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Foreign currency translation

The functional currency of the Company is the Canadian dollar, while the reporting currency is the U.S. dollar. Under this method assets and liabilities, expressed in foreign currencies, are translated at the rate of exchange prevailing at the balance sheet date. Revenue and expense accounts are translated at the average exchange rate for the year.

Gains and losses arising on foreign currency translation are recorded in stockholders' equity as an adjustment to the cumulative translation account.

Revenue recognition and unearned revenue

Revenue from the sale of software products is recognized at the time products are shipped to customers.

Recent pronouncements

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 will be effective for the Company's December 31, 2001 year end. The Company has not determined the impact, if any, of these pronouncements on its consolidated financial statements.


3. MAJOR CUSTOMERS

For the year ended December 31, 1998, the majority of software sales were derived from one customer representing 36% of software sales. As at December 31, 1998 the aggregate accounts receivable balance relating to this customer was $5,715.


4. CAPITAL ASSETS


                                                                    Accumulated          Net book
                                                       Cost        depreciation            value
                                                         $               $                   $
--------------------------------------------------------------------------------------------------
1998
Computer equipment                                    28,230             3,430            24,800
Furniture and office equipment                         7,749               775             6,974
--------------------------------------------------------------------------------------------------
                                                      35,979             4,205            31,774
--------------------------------------------------------------------------------------------------


Computer equipment under capital leases have a cost of $15,681 and related accumulated depreciation of $2,348.


5. DEFERRED CHARGE

On May 7, 1998, the Company, entered into a license agreement with Boswell International Technologies Ltd. to acquire certain rights to developed software. Pursuant to the license agreement, the Company is required to make certain minimum annual royalty payments and may be required to pay additional amounts based on sales levels for a minimum period of 3 years. Accordingly, the Company has recorded a liability and deferred charge equal to the minimum royalty payable of $211,800 (Cdn $325,000).

5. DEFERRED CHARGE (cont'd.)


The minimum amounts repayable over the next three years are as follows:

                                                                       $
 ----------------------------------------------------------------------------

 1999                                                                 29,400
 2000                                                                 81,500
 2001                                                                 48,900
 ----------------------------------------------------------------------------
                                                                     159,800
 ----------------------------------------------------------------------------

During the year, the Company issued 80,000 common shares to settle $52,000 of royalties due.


6. ACCOUNTS PAYABLE
                                                                      1998
                                                                        $
----------------------------------------------------------------------------

Trade accounts                                                      83,055
Employee compensation                                               19,723
----------------------------------------------------------------------------
                                                                   102,778
----------------------------------------------------------------------------


7. RELATED PARTY TRANSACTIONS

General and administration expenses includes consulting fees of $57,467 paid to officers of the Company during the period.


8. LOANS PAYABLE
                                                                        1998
                                                                          $
------------------------------------------------------------------------------

Stockholder Loan                                                      48,685
Inventory Loan                                                        15,000
Third Party Loan                                                      15,000
------------------------------------------------------------------------------
                                                                      78,685
------------------------------------------------------------------------------

The Stockholder Loan, due to a stockholder who is also an officer of the Company, and the Third Party Loan are non-interest bearing and have no specific terms of repayment.

The Inventory Loan bears interest at 25% for the first 90 days and 10% thereafter. At the option of the holder the loan may be converted into common shares of the Company at a conversion rate of (i) $0.60 per share for the accrued interest portion only or (ii) $0.50 per share for the principal and accrued interest.

9. SHARE CAPITAL

[a]  Authorized

The authorized capital of the Company consists of 50,000,000 common shares with $0.001 par value and 5,000,000 preferred shares with $0.001 par value.

[b]  Issued and outstanding


                                                                      Number
                                                                     of Shares            Amount
                                                                         #                   $
--------------------------------------------------------------------------------------------------
Shares of ESL and M&M issued on incorporation May 5, 1998
   (2,000,000 and 7,000,000 respectively)                            9,000,000             9,000
Additional shares issued as a result of the reverse                  2,250,000             2,250
acquisition
Shares issued for cash pursuant to subscription agreements             277,046               277
Shares issued for settlement of royalty
   payable [note 5]                                                     80,000                80
--------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                          11,607,046            11,607
--------------------------------------------------------------------------------------------------


During the period, the Company issued 277,046 common shares pursuant to subscription agreements at prices ranging from $0.35 to $1.25 per share for cash of $178,173.

During the period, the Company issued common shares for consideration greater than the par value of $0.001 per share. The excess of the consideration received over the par value of the shares issued in the amount of $229,816 has been allocated to additional paid in capital.

[c]  Stock options

During the period ended December 31, 1998, the stockholders approved the creation of an employee stock option plan (the "1998 Stock Option Plan") and a director stock option plan (the "1998 Directors' Stock Option Plan") pursuant to which the Company has reserved 1,500,000 and 150,000 common shares, respectively, for issuance.


Stock option transactions for the respective periods and the number of stock options outstanding are summarized below:

                                                     Number of
                                                      Optioned
                                                       Common          Price
                                                       Shares          Range
                                                         #               $
 ---------------------------------------------------------------- --------------

 Options granted                                     1,262,500      $0.68 - 0.75
 Options cancelled and expired                              --              --
 ---------------------------------------------------------------- --------------
 Balance, December 31, 1998                          1,262,500      $0.68 - 0.75
 ---------------------------------------------------------------- --------------

The outstanding options at December 31, 1998 of 1,262,500 expire after 50 months from the date the option is granted, at various dates beginning August 3, 2002 and ending February 21, 2003.

During the period ended December 31, 1998 the Company repriced 400,000 and 362,500 stock options with exercise prices of $1.50 and $1.65 respectively, to $0.68 and $0.75 respectively.

Options granted vest in equal amounts at 2% per month. At December 31, 1998, 84,250 options were exercisable.

[d] The exercise price of certain stock options granted to employees and a consultant in the year were less than the market price of the underlying stock on the date of grant. Compensation expense of $48,000 related to the options has been reflected in 1998. Had compensation expense been determined based on the fair value at the

9. SHARE CAPITAL (cont'd.)



     grant dates for those options issued to employees and the consultant, consistent with the method described in SFAS No. 123, the Company's loss and loss per common share would have been increased to the pro forma amounts indicated below:

                                                                          1998
                                                                            $
     ---------------------------------------------------------------------------

     Loss                                          As reported         (416,716)
                                                   Pro forma           (457,716)

     Basic and diluted loss per common share       As reported            (0.04)
                                                   Pro forma              (0.05)
     ---------------------------------------------------------------------------


     The fair value of each option granted in 1998 was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions: risk free interest rates of 5%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.1 and a weighted average expected life of the option of 3.7 years. The weighted-average fair value of options granted during the year was $0.81.

[e]  Stock purchase plan

During the period ended December 31, 1998, the stockholders approved the creation of an employee stock purchase plan pursuant to which the Company has reserved 500,000 common shares for issuance. The Plan allows participating employees, as defined in the Plan, to purchase common shares of the Company through payroll deductions up to a maximum as determined by a formula described in the Plan. At December 31, 1998, no common shares have been purchased pursuant to the Plan.

10. INCOME TAXES

At December 31, 1998, the Company has a net operating loss for United States income tax purposes of approximately $100,000 which will expire in 2018 if not utilized.

In addition, the Company has non-capital losses for Canadian income tax purposes of approximately $210,000 which will expire in 2005.

Deferred income taxes reflect the net effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance of $153,000 equal to the deferred tax assets due to the uncertainty of realizing the benefits of the assets.


11. SUBSEQUENT EVENTS

The following events have occurred subsequent to December 31, 1998:

[a] The Company issued 52,630 common shares for which proceeds of $30,000 were received prior to December 31, 1998, and 37,541 for services rendered prior to December 31, 1998 at a deemed value of $16,748. The $16,748 was recorded as an expense at December 31, 1998.

[b] Pursuant to subscription agreements, the Company issued 987,686 common shares for gross proceeds of $756,000.

[c] The Company issued 66,186 common shares for services rendered at a deemed value of $39,195. Of this amount, $4,875 was for services rendered prior to December 31, 1998 and is included in accounts payable.

[d] The Company granted 215,000 stock options at various exercise prices ranging from $1.06 to $5.50. These options expire up to July 9, 2003.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                  eduverse.com


                                  June 30, 1999
                                   (unaudited)

CONSOLIDATED FINANCIAL STATEMENTS

The following historical financial data provided as of and for the six months ended June 30, 1999 have been derived from the Company's unaudited internal consolidated interim financial statements and have been prepared in accordance with United States generally accepted accounting principles. In the opinion of the Company's management, contained within the financial statements are all adjustments, which are necessary for a fair representation of the information pertaining to the Company's financial position as of June 30, 1999.

eduverse.com
(formerly Perfect Future Ltd.)


             CONSOLIDATED BALANCE SHEET

As at June 30, 1999                 (unaudited)                    (Expressed in U.S. dollars)

                                                                               30-Jun
                                                                                1999
                                                                                  $
                                                                            (unaudited)
-----------------------------------------------------------------------------------------
ASSETS
Current
Cash                                                                             331,733
Accounts receivable, less allowance of $nil                                      120,702
Finished goods inventory                                                          15,464
-----------------------------------------------------------------------------------------
Total currents assets                                                            467,899
Capital assets, net   [note 3]                                                    50,732
Deferred charge, net of accumulated amortization of
     $83,900                                                                     127,900
-----------------------------------------------------------------------------------------
                                                                                 646,531
-----------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilites                                           57,331
Loans payable  [note 5]                                                           27,390
Current portion of royalty payable  [note 6]                                      62,000
-----------------------------------------------------------------------------------------
Total current liabilities                                                        146,721
Royalty payable  [note 6]                                                         97,800
-----------------------------------------------------------------------------------------
                                                                                 244,521
-----------------------------------------------------------------------------------------

Commitment   [note 6]
Stockholders' equity
Share capital  [note 7]
Common Stock - $0.001 par value
50,000,000 authorized, 12,751,089 issued and outstanding                          12,751
Preferred stock - $0.001 par value
5,000,000 authorized, nil issued and outstanding                                       0
Additional paid in capital                                                     1,130,022
Cumulative translation adjustment                                                 (2,026)
Deficit                                                                         (738,737)
-----------------------------------------------------------------------------------------
Total stockholders' equity                                                       402,010
-----------------------------------------------------------------------------------------
                                                                                 646,531
-----------------------------------------------------------------------------------------

eduverse.com
(formerly Perfect Future Ltd.)


             CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                  (Expressed in U.S. dollars)

                                                                                             5-May-98
                                                                Six Months                   (date of
                                                                   Ended                  incorporation) to
                                                                  30-Jun                     31-Dec
                                                                   1999                       1998
                                                                     $                          $
                                                                (unaudited)                 (audited)
-----------------------------------------------------------------------------------------------------
REVENUE
Software Sales  [note 4]                                            95,497                    14,824
Distribution royalties                                              40,644                         0
Other Income    [note 4]                                            96,945                         0
-----------------------------------------------------------------------------------------------------
                                                                   233,086                    14,824
Cost of goods sold                                                 (35,923)                    6,873
-----------------------------------------------------------------------------------------------------
                                                                   197,163                     7,951
-----------------------------------------------------------------------------------------------------

EXPENSES
Amortization of deferred charge                                     31,900                    52,000
Depreciation                                                         7,336                     4,205
General and administration                                         216,185                   207,644
Marketing                                                          127,797                    57,485
Research and development                                           135,966                   103,333
-----------------------------------------------------------------------------------------------------
                                                                   519,184                   424,667
-----------------------------------------------------------------------------------------------------
Loss for the period                                               (322,021)                 (416,716)

Deficit beginning of period                                       (416,716)                        0
-----------------------------------------------------------------------------------------------------
Deficit end of period                                             (738,737)                 (416,716)
-----------------------------------------------------------------------------------------------------

Comprehensive loss
Net loss                                                          (738,737)                 (416,716)
Foreign currency translation                                        (3,699)                    1,673
-----------------------------------------------------------------------------------------------------
Comprehensive loss                                                (740,436)                 (415,043)
-----------------------------------------------------------------------------------------------------

Basic and fully diluted loss per share                               (0.06)                    (0.04)
-----------------------------------------------------------------------------------------------------

Weighted average number of shares                               12,333,400                 9,512,400
-----------------------------------------------------------------------------------------------------


eduverse.com
(formerly Perfect Future Ltd.)

CONSOLIDATED STATEMENT OF CASH FLOW

                                                                (Expressed in U.S. dollars)

                                                                                        5-May-98
                                                             Six months                (date of
                                                                Ended              Incorporation) to
                                                               30-Jun                   Dec. 31
                                                                1999                     1998
                                                                  $                        $
                                                             (unaudited)               (audited)
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                             (322,021)               (416,716)
Adjustment to reconcile net loss to net cash used in
operating activities:
Common shares issued for services rendered                        42,294                  16,748
Amortization of deferred charge                                   31,900                  52,000
Depreciation                                                       7,336                   4,205
Stock based compensation                                               0                  48,000
Changes in non-cash working capital items:
Accounts receivable                                             (102,225)                (18,477)
Finished goods inventory                                          28,957                 (44,421)
Prepaid expenses                                                   5,651                  (5,651)
Accounts payable                                                 (45,447)                102,778
Unearned revenue                                                 (20,138)                 20,138
-------------------------------------------------------------------------------------------------
Net cash used in operating activities                           (374,053)               (241,396)
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Advances (repayments) of loans                                   (51,295)                 78,685
Payments under capital lease obligations                          (7,041)                 (8,640)
Issuance of common stock                                         755,998                 197,733
Cash received on common stock to be issued                             0                  30,000
-------------------------------------------------------------------------------------------------
Net cash provided by financing activities                        697,662                 297,778
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                       (26,294)                (20,298)
-------------------------------------------------------------------------------------------------
Net cash used in investing activities                            (26,294)                (20,298)
-------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                   (3,699)                  1,673

Net increase in cash                                             293,976                  37,757
Cash, beginning of year                                           37,757                       0
-------------------------------------------------------------------------------------------------
Cash, end of the period                                          331,733                  37,757
-------------------------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     The Company's consolidated financial statements for the period ended June 30, 1999 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future. The Company incurred a loss of $322,021 and cash outflows from operations of $342,713 for the period ended June 30, 1999 and has incurred significant operating losses and cash outflows from operations in the period ended December 31, 1998. The ability of the Company to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Company will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will achieve positive cash flow. If the Company is unable to obtain adequate additional financing, management will be required to sharply curtail the Company's operating expenses. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue business.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Eduverse Accelerated Learning Systems (Canada) Inc. (British Columbia, Canada), ESL Pro Systems Inc. (Nevada) and M&M Information and Marketing Services Inc. (Nevada). All significant intercompany accounts and transactions have been eliminated.

     Revenue recognition

     Revenue  from the  sale of  software  products  is  recognized  at the time products are shipped to customers. Distribution royalty revenue is recognized when the terms of the distribution agreement have been met. Consulting revenue is recognized at the time the consulting services have been rendered.

3.   CAPITAL ASSETS

                                                              Accumulated               Net book
                                            Cost              depreciation                 value
                                              $                    $                         $
         -----------------------------------------------------------------------------------------
         June 30, 1998
         Computer equipment                 49,304                9,723                    39,581
         Furniture and office equipment     12,969                1,818                   11,151
         -----------------------------------------------------------------------------------------
                                            62,273               11,541                   50,732
         -----------------------------------------------------------------------------------------


4.   MAJOR CUSTOMERS

     For the six-month period ended June 30, 1999, major customers represented the following percentage of software sales and other income.

     (a)  One customer represented 52% of software sales.
     (b)  One customer represented 95% of other income.


5.   LOANS PAYABLE

                                                                          1998
                                                                            $
--------------------------------------------------------------------------------
Stockholder Loan                                                         15,000
Third Party Loan                                                         12,390
--------------------------------------------------------------------------------
                                                                         27,390
--------------------------------------------------------------------------------


These loans were non-interest bearing and have no specific terms of repayment.

These loans were repaid by August 20, 1999.


6.   DEFERRED CHARGE

     On May 7, 1998, the Company, entered into a license agreement with Boswell International Technologies Ltd. to acquire certain rights to developed software. Pursuant to the license agreement, the Company is required to make certain minimum annual royalty payments and may be required to pay additional amounts based on sales levels for a minimum period of 3 years. Accordingly, the Company has recorded a liability and deferred charge equal to the minimum royalty payable of $211,800 (Cdn $325,000).

     The minimum amounts repayable over the next three years to June 30 are as follows:

                                                                           $
--------------------------------------------------------------------------------
         2000                                                           62,000
         2001                                                           97,800
--------------------------------------------------------------------------------
                                                                       159,800
--------------------------------------------------------------------------------


7.   SHARE CAPITAL

     (a) Authorized

     The authorized capital of the Company consists of 50,000,000 common shares with $0.001 par value, and 5,000,000 preferred shares with a par value of $0.001.

     (b) Issued and outstanding

                                                       Number
                                                      of Shares          Amount
Common Shares                                             #                 $
--------------------------------------------------------------------------------
Balance, December 31, 1998                           11,607,046          11,607
Issued for cash pursuant to subscription
  agreements                                          1,071,316           1,071
Issued for services rendered                             72,727              73
--------------------------------------------------------------------------------
Balance, June 30, 1999                               12,751,089          12,751
--------------------------------------------------------------------------------

     During the period, the Company issued 1,071,316 common shares pursuant to subscription agreements at prices ranging from $0.48 to $1.00 per share for cash of $755,998.

     The Company also issued 72,727 common shares for services rendered at a deemed value of $42,294. These shares were issued at prices between $0.50 to $0.73 per share.

     (c) Stock Options

     The Board of Directors and shareholders amended the Stock Option Plan on May 30, 1999 and again on June 30, 1999. The maximum number of shares reserved for issuance pursuant to the Stock Option Plan has increased from 1,500,000 common shares to 2,500,000 common shares. As of June 30, 1999 a total of 1,477,500 options are issued and unexercised.

     Stock option transactions for the period ended June 30, 1999 and the number of stock options outstanding are summarized below:

                                                                Number of
                                                                 Optioned
                                                                  Common                Price
                                                                  Shares                Range
                                                                     #                    $
-----------------------------------------------------------------------------------------------------
Options granted as of December 31, 1998                         1,262,500           $0.68 - $0.75
Options granted between January 1, 1999 -June 30, 1999            215,000           $1.00 - $5.50
-----------------------------------------------------------------------------------------------------
Balance, June 30, 1999                                          1,477,500           $0.68 - $5.50
-----------------------------------------------------------------------------------------------------


     The outstanding options expire at various dates beginning August 3, 2002 and ending May 12, 2003.

                                    PART III


ITEM 1    INDEX TO EXHIBITS

     (a) Financial Statements

     The following financial statements and related schedules are included in this Item:

          Auditors' Report;

          Balance Sheets as at December 31, 1998 and June 30, 1999;

          Combined Statements of Operation and Deficit for the nine-month period ended December 31, 1998, and six months ended June 30, 1999; and

          Notes to Financial Statements.

     (b) Exhibits

     Exhibit
     Number         Description
     ------         -----------

      2.1           Articles of Incorporation of the Registrant, as amended

      2.2           Bylaws of the Registrant

      3.1           Form of Common Stock share certificate

      6.1           1998 Stock Option Plan, as amended

      6.2           1998 Directors Stock Option Plan, as amended

      6.3           1998 Employee Stock Purchase Plan

      6.4           Form of Stock Option Agreement (1998 Stock Option Plan)

      6.5           Form of Stock Option Agreement (1998 Director's Stock Option
                    Plan)

      6.6           Form of Subscription Agreement (1998 Employee Stock Purchase
                    Plan)

      6.7           Form of Affiliate Program Agreement

      6.8           Form of Confidentiality and Non-Competition Agreement

      6.9 freeENGLISH Non-Exclusive Linking Agreement dated May 20, 1999 between the Registrant and the Ministry of University Affairs (Thailand)

      6.10          Memorandum of  Understanding  between  EDUVERSE  Accelerated
                    Learning  Systems   (Canada),   Inc.  and  the  Ministry  of
                    University Affairs (Thailand)

      6.11 Manufacturer's Representation Agreement dated March 1, 1999 between the Registrant and Tri Synergy, Inc.

      6.12 Software License Agreement dated May 7, 1998 by and among the Registrant, Boswell International Technologies Ltd. And Boswell Industries Inc.

     Exhibit
     Number         Description
     ------         -----------

      6.13 Employment Agreement effective May 3, 1999 between EDUVERSE Accelerated Learning Systems (Canada ) Inc. and Marc Crimeni

      6.14 Employment Agreement effective May 3, 1999 between EDUVERSE Accelerated Learning Systems (Canada) Inc. and Robert Harris

      6.15 Employment Agreement effective May 3, 1999 between EDUVERSE Accelerated Learning Systems (Canada) Inc. and Jeffery Mah

      6.16 Employment Agreement effective May 3, 1999 between EDUVERSE Accelerated Learning Systems (Canada) Inc. and Lorne Reicher

      8.1 Stock Exchange Agreement and Plan of Reorganization dated May 28, 1998 between the Registrant and ESL Pro Systems Inc.

      8.2 Stock Exchange Agreement and Plan of Reorganization dated May 29, 1998 between the Registrant and Marketing Services Inc.

     27.1           Financial Data Schedule

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          EDUVERSE.COM



Date:  September 3, 1999                  By /s/ Mark Bruk
                                             -----------------------------------
                                             Mark Bruk
                                             President, Chief Executive Officer

     Exhibit                                                Sequentially Number
     Number         Description                                    Page
     ------         -----------                             -------------------

      2.1           Articles of Incorporation of the
                    Registrant, as amended

      2.2           Bylaws of the Registrant

      3.1           Form of Common Stock share
                    certificate

      6.1           1998 Stock Option Plan, as amended

      6.2           1998 Directors Stock Option Plan,
                     as amended

      6.3           1998 Employee Stock Purchase Plan

      6.4           Form of Stock Option Agreement
                    (1998 Stock Option Plan)

      6.5           Form of Stock Option Agreement
                    (1998 Director's Stock Option Plan)

      6.6           Form of Subscription Agreement
                    (1998 Employee Stock Purchase Plan)

      6.7           Form of Affiliate Program Agreement

      6.8           Form of Confidentiality and
                    Non-Competition Agreement

      6.9           freeENGLISH Non-Exclusive Linking
                    Agreement dated May 20, 1999 between
                    the Registrant and the Ministry of
                    University Affairs (Thailand)

      6.10          Memorandum of Understanding between
                    EDUVERSE  Accelerated Learning  Systems
                    (Canada), Inc. and the Ministry of
                    University Affairs (Thailand)

      6.11          Software License Agreement dated
                    May 7, 1998 by and among the Registrant, Boswell International Technologies Ltd.
                    and Boswell Industries Inc.

      6.12          Employment  Agreement effective
                    May 3, 1999 between EDUVERSE Accelerated
                    Learning Systems (Canada ) Inc. and
                    Marc Crimeni

      6.13          Employment  Agreement effective
                    May 3, 1999 between EDUVERSE Accelerated
                    Learning Systems (Canada) Inc. and
                    Robert Harris

      6.14          Employment  Agreement effective
                    May 3, 1999 between EDUVERSE Accelerated
                    Learning Systems (Canada) Inc. and
                    Jeffery Mah

     Exhibit                                                Sequentially Number
     Number         Description                                    Page
     ------         -----------                             -------------------


      6.15          Employment  Agreement effective
                    May 3, 1999 between EDUVERSE Accelerated
                    Learning Systems (Canada) Inc. and
                    Lorne Reicher

      8.1           Stock Exchange Agreement and Plan of
                    Reorganization dated May 28, 1998 between the Registrant and ESL Pro Systems Inc.

      8.2           Stock Exchange Agreement and Plan of
                    Reorganization dated May 29, 1998 between the Registrant and Marketing Services Inc.

     27.1           Financial Data Schedule